S-K 1300 TECHNICAL REPORT SUMMARY ON THE EAU CLAIRE
PROJECT

QUEBEC, CANADA

Prepared for Fury Gold Mines Ltd.

Qualified Persons:

Valerie Doyon, P. Geo.
Senior Project Geologist, Fury Gold Mines Limited

Effective as of: December 31, 2024

Technical Report Summary on the Eau Claire Project, Quebec, Canada

Contents

1 Executive Summary	6
1.1 Overview	6
1.2 Conclusions	9
1.3 Recommendations	10
2 Introduction and Terms of Reference	12
2.1 Sources of Information	12
2.2 Personal Inspection	12
3 Property Description	12
3.1 Location	12
3.2 Project Ownership	13
3.3 Mineral Tenure	13
3.4 Royalties and Encumbrances	13
3.5 Permitting	13
3.6 First Nations Rights	14
4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
4.1 Accessibility	16
4.2 Climate	16
4.3 Local resources & Infrastructure	16
4.4 Physiography	16
4.5 Conclusions	17
5 History	17
5.1 Pre 2002 Exploration	17
5.2 2002 - 2019 Eastmain Resources Exploration	19
5.3 Previous Resource Estimates	19
5.3.1 Discussion on Previous Resource Estimates	20
5.4 Historical Drilling	20
5.5 Past Production	20
6 Geological Setting and Mineralization	20
6.1 Geology	20
6.1 Structure	23
6.2 Mineralization	25
6.3 Alteration	25
6.4 Deposit Types	26
7 Exploration	29
7.1 Percival Biogeochemical Sampling	29
7.2 Geophysical Surveys	31
7.2.1 2020 Gradient Array Induced Polarization Survey	31
7.2.1.1 Methodology	31
7.2.2 2022 DCIP Survey	32
7.2.2.1 Methodology	32
7.3 Drilling	34
7.3.1 2002 - 2013 Drilling	34
7.3.2 2015 Drilling	34
7.3.3 2016-2017 Drill Program	35
7.3.4 2018 - 2019 Drill Program	38

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.5 Discussion on Drilling Completed Prior to 2020	38
7.3.6 Fury Gold Mines Drilling 2020-2024	38
7.3.7 Eau Claire Drilling	39
7.3.8 Percival Drilling	41
7.3.9 Methodology	43
8 Sample Preparation, Analyses, and Security	46
8.1 Diamond Drilling	46
8.1.1 QC Sampling	48
8.2 Summary	48
9 Data Verification	49
9.1 Database Verification	49
9.2 2020 through 2024 Quality Assurance and Quality Control	49
9.2.1 Certified Reference Material	50
9.3 Conclusions	50
10 Mineral Processing and Metallurgical Testing	51
10.1 2001 COREM Metallurgical Testing	51
10.2 2010 SGS Minerals Metallurgical Testing	51
10.3 2017 SGS Minerals Metallurgical Testing	53
10.4 Conclusions	56
11 Mineral Resource Estimate	56
11.1 Summary	56
11.2 Drill Hole Database	57
11.3 Mineral Resource Modelling and Wireframes	58
11.4 Composites	60
11.5 Grade Capping	62
11.6 Specific Gravity	62
11.7 Block Model Parameters	63
11.8 Grade Interpolation	64
11.9 Mineral Resource Classification Parameters	67
11.10 Reasonable Prospects of Eventual Economic Extraction	69
11.11 Mineral Resource Statement	70
11.12 Model Validation and Sensitivity Analysis	76
11.12.1 Sensitivity to Cut-off Grade	78
12 Mineral Reserve Estimates	80
13 Mining Methods	80
14 Processing and Recovery Methods	81
15 Infrastructure	81
16 Market Studies	81
17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	81
18 Capital and Operating Costs	81
19 Economic Analysis	81
20 Adjacent Properties	81
21 Other Relevant Data and Information	81
22 Interpretation and Conclusions	81
23 Recommendations	84

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

24 References	86
25 Reliance on Information Provided by the Registrant	87
26 DATE AND SIGNATURE PAGE	88

Tables

Table 1: Eau Claire Gold Deposit Mineral Resource Estimate Effective as of December 31, 2024	8
Table 2: Eau Claire Project Exploration Budget	11
Table 3: Summary of Drilling Completed by Fury	39
Table 4 Eau Claire area significant intercepts	39
Table 5 Percival area significant intercepts	42
Table 6: QC Sample Statistics for Core Sampling 2020 - 2023	49
Table 7: Fury Internal CRMs for Diamond Drilling	50
Table 8: Total Drill Hole and Channel Sample Database for the Eau Claire Project	57
Table 9: Eau Claire Deposit Zone and Domain Summary	60
Table 10: Statistical Analysis of the Drill and Channel Assay Data from Within the Eau Claire and Percival Deposit Mineral Domains	61
Table 11: Statistical Analysis of the 1.00 m Composite Data from Within the Deposit Mineral Domains	61
Table 12: Deposit Block Model Geometry	63
Table 13: Parameters used for Whittle™ pit optimization and Calculation of In-pit and Underground Base-case Cut-off Grades	70
Table 14: Combined Mineral Resource Estimate for the Eau Claire Project	71
Table 15: Eau Claire Deposit Mineral Resource Estimate	71
Table 16: Percival Deposit Mineral Resource Estimate	72
Table 17 Comparison of Average Assay and Composite Grades with Global Block Model Grades	76
Table 18: Eau Claire In-Pit and Underground Mineral Resource Estimate, at Various Au Cut-off Grades	78
Table 19: Percival In-Pit and Underground Mineral Resource Estimate, at Various Au Cut-off Grades	80
Table 20: Eau Claire Project Exploration Budget	85

Figures

Figure 1: Property Location and Claims	15
Figure 2: Eau Claire Deposit Stratigraphy	21
Figure 3. Regional Geology	24
Figure 4: Percival Biogeochemical Sampling	30
Figure 5: Gradient Array DCIP defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and South Tonalite structures.	32
Figure 6: 2022 Percival DCIP IP Survey area depicting the identified resistivity anomalies in relation to the biogeochemical anomalies.	33
Figure 7: Fury Diamond Drilling Methodology Flow Sheet	45
Figure 8: Diamond Drilling Sample Preparation and Analysis Flow Sheet - ALS	46

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 9: Oblique view looking NW depicting all drilling and channel sampling utilized in the 2024 Mineral Resource Estimation.	59
Figure 10: Oblique view looking NE depicting all drilling and wireframes utilized in the 2024 Mineral Resource Estimation.	59
Figure 11: Plan View: Eau Claire Mineral Resource Blocks by Grade and Revenue Factor 0.52 Pit Surface (dark grey) (NAD83 UTM Zone 18)	74
Figure 12: Isometric View Looking North: Eau Claire Mineral Resource Blocks by Grade and Revenue Factor 0.52 Pit Surface (dark grey) (NAD83 UTM Zone 18)	74
Figure 13: Plan View: Percival Inferred Mineral Resource Blocks by Grade and Revenue Factor 1.0 Pit Surface (dark grey) (NAD83 UTM Zone 18)	75
Figure 14: Plan View: Percival Inferred Mineral Resource Blocks by Grade and Revenue Factor 1.0 Pit Surface (dark grey) (NAD83 UTM Zone 18)	75
Figure 15 Comparison of ID3 (MRE), ID2 & NN Models for the Eau Claire Deposit	77
Figure 16: Comparison of ID3 (MRE), ID2 & NN Models for the Percival Deposit	77

Appendices

Appendix 1 - Eau Claire Claims List	89

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

1 Executive Summary

1.1 Overview

Fury is a Vancouver based Canadian public company involved in mineral exploration and development. Fury is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange.

This Technical Report Summary (TRS) conforms to United States Securities and Exchange Commission's (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. The purpose of this TRS is to support the disclosure of the Eau Claire Property Mineral estimates with an effective date of December 31, 2024.

The Eau Claire Project (The Project), 100% held by Fury, comprises 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The Project is north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The Project is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,654.3 m on the Project. The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the previous resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5 km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14 km east and 20 km northeast respectively of the Eau Claire Deposit. Large step out drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450 m to the west. At Percival Fury drilling returned intersections up to 13.5 metres at 8.05 g/t gold and outlined a 500x100x300 m zone of gold mineralization. 2024 drilling at Serendipity intercepted a previously unknown mineralized structure that returned an assay od 12.16 g/t gold over 3.0m. The 2020 through 2023 drilling has expanded the footprint of the Eau Claire mineralization and drilling was completed outside of the previous Eau Claire resource area. This new extension drilling by Fury has now been included in the current Mineral Resource Estimate.

The 2024 Mineral Resource estimate is summarized in Table 1. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 1: Eau Claire Gold Deposit Mineral Resource Estimate Effective as of December 31, 2024

Category	Tonnes	Au g/t	Contained Au (oz)
Measured	1,612,000	5.67	294,000
Indicated	4,781,000	5.64	866,000
Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Notes:

(1) The Mineral Resource Estimates were initially reported by Dupere, Eggers and Dean (2024) with an effective date of May 10, 2024.

(2) The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Ms. Valerie Doyon P. Geo, Senior Project Geologist of the Company.

(3) The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred has been completed in accordance with the definitions for mineral resources in S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(7) The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

(8) The MRE for the Eau Claire deposit is based on 280 three-dimensional ("3D") resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

(9) Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains of the Eau Claire deposit and ID2 for Percival deposit. An average density value was assigned to each domain.

(10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

(11) The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

(12) The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

(13) Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(14) The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(15) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The author is of the view that there are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors applicable to the Project that could be seen as precluding mineral production once normal compliance with the many environmental and other governmental requirements are met. Accordingly, none of the foregoing factors are such that they could be said to materially adversely affect the 2023 Mineral Resource estimate.

1.2  Conclusions

The Eau Claire and Percival deposits contain within-pit and underground Measured, Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. The deposits are open along strike and at depth.  Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization.  The geological models are reasonable and plausible interpretations of the drill results.

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods.  At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 1.61 Mt at an average grade of 5.67 g/t Au containing 294,000 ounces gold.  At the same cut-off grades, Indicated Mineral Resources are estimated to total 4.78 Mt at an average grade of 5.64 g/t Au containing 860,000 ounces gold.  At the same cut-off grades, Inferred Mineral Resources are estimated to total 5.44 Mt at an average grade of 4.13 g/t Au containing 723,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate.  Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The Author considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Property, it is the Author's opinion that the Property merits further exploration and that a proposed plan for further work by Fury is justified. The Author is recommending Fury conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

1.3 Recommendations

Fury's intentions are to continue exploration on the Property in 2025 and onwards. The proposed work program consists of a regional portion focused on refining known gold occurrences within the Percival - Serendipity trend, 14km to the east of Eau Claire, and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program focused on the Eau Claire deposit is planned to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east-west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The proposed work program is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 30,000 m of diamond drilling. Drilling would be allocated with 2,000 m to 7,500 m focused on testing biogeochemical anomalies within the Percival - Serendipity trend, approximately 20,000 m at the Eau Claire deposit for resource expansion, and 2,500 m to 8,000 m at Percival for resource expansion. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Economic Assessment.

The total cost of the planned work program by Fury is estimated at $14.2 M (Table 2).

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 2: Eau Claire Project Exploration Budget

Item	Details	Cost (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Update MRE and PEA		600,000
Sub-total		12,935,000
Contingency (10%)		1,293,500
Total		14,228,500

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

2 Introduction and Terms of Reference

This Technical Summary Report on the Eau Claire Project (the Project), located in the Eeyou Istchee James Bay Territory of Northern Quebec, Canada is authored by Valerie Doyon, Senior Project Geologist at Fury. The purpose of this report is to document the current Mineral Resource estimate of the Eau Claire deposit and to outline the work completed by Fury on the Project. Fury is a Vancouver-based exploration company formed in June 2008 which is engaged in acquiring, exploring, and evaluating natural resource properties in Canada.  It is a reporting issuer in British Columbia whose common shares trade on the Toronto Stock Exchange (TSX: FURY) and the NYSE-American (NYSE: FURY).

On October 9, 2020, the Company acquired all the issued and outstanding shares of Eastmain Resources Inc. ("Eastmain") in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the "Arrangement Agreement"). In accordance with the terms of the Arrangement Agreement, the Company changed its name to "Fury Gold Mines Limited" pursuant to a certificate of change of name dated October 8, 2020.

The Project represents a strategic land position covering prospective lithologies and structures for gold deposits.  The Project hosts the Eau Claire deposit, which is at the resource definition stage, as well as a large land position which merits additional exploration.

2.1 Sources of Information

The Eau Claire Project has been the subject of several prior NI43-101 Technical Reports. The most recent prepared by Maxime Dupéré, Ben Eggers and Sarah Dean Geologists with SGS Geological Services entitled "Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada" dated June 25th, 2024 with an effective date of May 10th, 2024.

The documentation reviewed by the Authors, and other sources of information, are listed in Section 24 of this report.

2.2 Personal Inspection

Ms. Doyon has been involved in all exploration programs on the Project since 2020 and was last on site from June to August 2024.

3 Property Description

3.1 Location

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 5,786,800m N and 453,000m E (NAD 83, Zone 18N).  The approximate UTM co-ordinates for the centre of the currently defined Eau Claire deposit are 5,785,100m N and 444,600m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B04 and 33B05.

3.2 Project Ownership

The Project consists of 446 map designated claims covering 23,284.5 ha, (Figure 1, Appendix 1) 100% owned by Eastmain Resources Inc., a wholly owned subsidiary of Fury. Appendix 1 lists all the claims along with the relevant tenure information including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

3.3 Mineral Tenure

Under the Quebec Mining Act, claims or cells are map staked. The map-designated coordinates of the cells are the legal limits of said claims, the physical limits can be verified by consulting the Government of Quebec's Ministère de Ressources Naturelles et des Forets (MERN) GESTIM website.

In Quebec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Quebec prospecting licenses through an online portal. The person identifies the claim ('clicking') and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds to for transactions with MERN such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Under the current Quebec Mining Act claims are required to be renewed every two years for a fee of $170. Work requirements are based on the number of hectares in each claim and increase each 2-year term to a maximum reached at the 7th term (14th year). Work requirements also vary on whether the claim is located north or south of the 52nd parallel. The Eau Claire Project claims require expenditures equivalent to $978,765.00 every two years to remain in good standing, currently there is over $70 million in excess expenditures registered on the Property (Appendix 1).

3.4 Royalties and Encumbrances

There are no Royalties applicable to the Eau Claire Project claims.

3.5 Permitting

A forest intervention permit is required for any logging activity, Including clearing for roads, camps, and drill pads. Documentation for such a permit must be submitted by a forest engineer to the Chibougamau or Amos forest management unit, part of the MERN. In accordance with the Paix des Braves protocols, a representative from the MERN will contact the Cree Tallyman who owns the trap line where logging is needed; the Tallyman then has 45 days to provide his approval. A small logging royalty, stumpage fee, is deemed payable to the Ministry.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

A "special intervention permit" is required to conduct drilling. This permit is very similar to and replaces the forest intervention permit. Road construction necessitating any earthmoving requires authorization from the MERN. This request is made concomitantly with the forest intervention permit request and may take a few months to be approved.

Installation of a temporary or permanent camp requires a permit to be issued by the Municipalité de la Baie-James, from Matagami. Installation must comply with municipal regulations as well as the Ministry of the Environment and the Fight against Climate Change (Ministère de l'Environnement et Lutte contre les changements climatiques - MELCC), especially concerning wastewater management.

No specific permit is required to conduct geophysics, line cutting, or other activities not requiring significant logging.

Based on personal visits and given that the Project is exploration stage, Ms. Doyon is of the view that other than camp site rehabilitation there are no material environmental liabilities associated with the Project.  Fury has all required permits to conduct the proposed work on the Project.  Ms. Doyon is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Project.

3.6 First Nations Rights

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap lines held by Dr. Ted Moses (tallyman).

The Eau Claire project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Eastmain Community and the tallyman prior to initiating exploration activities. The Project is located within the traditional territories of the Cree Nation of Eastmain. The entire Project lies on trapline VC-37, currently assigned to Dr. Ted Moses.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 1: Property Location and Claims

N
Eau Claire
Property
Legend
Eau Claire Property boundary
Mining claims
Lake
0
2.5
5
Km
Projection : NAD 1983 UTM zone 18N
1:30,000
Date: 8/1/2023
Auteurs : David Frappier-Rivard,
PGeo.0754
FURY
GOLD MINES

Figure1: Property Location and Claims

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1 Accessibility

The Project is located 350 kilometres north of the town of Chibougamau and borders the northern shore of the EM-1 Hydro Quebec reservoir in the James Bay region (NTS Map sheet 33B04 and 33B05). The exploration camp is located 2.5 kilometres east of the Eau Claire deposit at 52.22 degrees north and 75.79 degrees west.

The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The Route du Nord from the town of Chibougamau is a 350- kilometre long all-season gravel road extending from the town of Chibougamau to the Cree village of Nemaska (and onto Hydro Québec's installation at EM-1). Beyond EM-1, road access to the project involves crossing the Eastmain Reservoir and the EM-1 spillway via an all-season road installed by Hydro Québec.

4.2 Climate

The climate is typical of northern Quebec and is characterized by temperate to subarctic conditions. The average summer temperatures vary from 10 to 25 degrees Celsius during the day and 5 to 15 degrees Celsius at night (June to September). Winter temperatures range from -35 to -10 degrees Celsius. Winter season can start in late October and can continue until May. Precipitation varies during the year reaching an average of 2 metres annually and is characterized by snow cover in the winter months and moderate rainfall in the summer months. Exploration activities can be carried out year-round.

4.3 Local resources & Infrastructure

Fury, through its Eastmain subsidiary, maintains forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructures to the Eau Claire deposit include a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 kilometres of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d'Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

4.4 Physiography

The property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 metres thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of kilometres in length can be seen of satellite images.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 330 metres above sea level. The area is drained by the Eastmain River, which now drains the Eastmain Reservoir located near the southern margin of the property.

4.5 Conclusions

The Eau Claire Project is a remote greenfields site with limited existing roads, no power or water.  Development of the project will require:

  Upgrading of the current road access to allow for drive in / drive out operations on a scale suitable to development.
  Connecting to the nearby Hydro Quebec renewables grid.
  Upgrading of the current camp
  Development of local water resources for potable and non-potable water consumption.

In the opinion Ms. Doyon, the Eau Claire Project site offers, subject to customary environmental and other regulatory compliance, adequate surface rights and land suitable for the construction of a processing plant, tailings facility, waste rock dumps, and mining camp.  The project site has several suitable sources of water pending the necessary approvals.

5 History

The following is taken from Armitage and Hafez (2017) and describes work completed in the general vicinity of the Project prior to 2017. Work completed after 2017 is summarized from previously submitted assessment reports.

5.1 Pre 2002 Exploration

Exploration on the Project dates back to the early 1970s when SEREM Quebec Inc. (SEREM) and Société de Développement de la Baie-James (SDBJ) completed airborne electromagnetic surveys and limited core drilling in search for volcanogenic massive base metal sulphide deposits (SRK, 2015).

In 1984, Westmin and Eastmain initiated a comprehensive gold and base metal exploration program that covered the former Eastmain Greenstone Belt. From 1984 through 1989, Westmin and Eastmain completed a multi-staged exploration program which included airborne geophysical surveys, line cutting, geochemical rock and soil surveys, ground geophysical surveys, prospecting, geological mapping, and core drilling.

A property-wide airborne electromagnetic and magnetic survey contracted by Westmin formed the basis of a comprehensive exploration program that led to the discovery of the Eau Claire gold deposit in 1987. The joint venture conducted a systematic soil sampling program over all known electromagnetic anomalies on the property. Flagged and cut grids were completed on isolated electromagnetic anomalies along with prospecting, geological mapping, and rock sampling. A large gold-in-soil geochemical anomaly was detected in the south-western portion of the property proximal to the outcropping gold-bearing quartz- tourmaline vein, currently identified as the B Vein in the 450 West zone.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Sampling and mapping were conducted on local area cut grids focussing on short strike-length airborne geophysical conductors. Westmin collected 1,036 rock samples that were assayed for gold only. The rock sample data ranges from less than 5 parts per billion to 22.2 g/t Au.

Soil surveys were completed over small, localized grids using a grub hoe to sample the soil's B-horizon. Samples were assayed for gold only.

Westmin completed a total of 54 core boreholes (5,922 metres) from 1987 to 1989, which resulted in the discovery of several gold-bearing quartz-tourmaline veins. The presence of these veins (including veins currently known as VEIN B, C, D, F and G) demonstrated continuity in three dimensions within the upper portion of the Eau Claire gold deposit.

The property was dormant from 1990 to 1995.

From 1996 through 2001, SOQUEM managed the exploration activities on the Clearwater property, which included ground geophysical surveys, line cutting, prospecting, geological mapping, trenching and core drilling. A comprehensive soil sampling program covered the entire property on a 100 by 500 metre grid. In 1996, SOQUEM commissioned Sigma Geophysics Inc. (Sigma) to complete ground magnetic and induced polarization (IP) surveys over four grid areas. The surveys were completed over the Rosemary, Eau Claire, Aupapiskach, and Natel areas. In total, Sigma completed 168.5 line kilometres of ground magnetic survey and 130.9 line kilometres of IP surveys. The magnetic data were collected on 100 metre line and 12.5 metre station spacing using an EDA Omniplus instrument.

Magnetic, resistivity, and chargeability data were presented on 1:5,000 scale map sheets for each grid area. The Eau Claire Deposit was not detected from the geophysical surveys.

Between 1996 and 2001, SOQUEM collected 556 rock samples for analysis. The principal area of interest defined by the SOQUEM rock sampling was the surface expression of the 450 West Zone. SOQUEM also found gold-bearing quartz-tourmaline veins 2 kilometres east of Eau Claire at the Snake Lake prospect.

In 1999, a backhoe was brought to the property to expedite surface trenching. Extensive surface trenching in 1999 exposed multiple high-grade, quartz-tourmaline veins (currently known as VEIN P, JQ, R, and S) at the 450 West zone. Surface stripping demonstrated lateral continuity of these veins for up to 200 metres and variable thicknesses, from less than 0.5 metres to 3.2 metres. Systematic channel sampling across these veins at 5- to 10-metre intervals yielded gold intercepts ranging from less than 1.0 to 406.5 g/t Au. SOQUEM completed 95 core boreholes (19,639 metres) on the property between 1996 and 2001.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

5.2 2002 - 2019 Eastmain Resources Exploration

Eastmain completed campaign style ground exploration programs from 2002 through to 2013. Little ground work aside from drilling was completed post 2013. The ground work completed by Eastmain included outcrop and trench mapping, soil sampling, ground and airborne geophysical surveying and trenching.

Soil sampling across the Project identified a number of anomalous targets. Several of these targets; Rosemary, Spider, Boomerang, Snake Lake and Clovis are located along the Cannard Deformation Zone within the Eau Claire deposit trend. On the eastern side of the property the Natel, Knight and Serendipity prospects were identified early on. The Percival prospect was not identified until 2018 through prospecting. Percival does not have a gold in soil anomaly associated with the near surface gold mineralization from the historical Eastmain work.

Airborne geophysical surveys were completed in 2005 (VTEM and magnetics with 100m line spacing), 2012 (Magnetics with 25 - 50m line spacing) across the entire property. A VTEM and magnetics grid targeting the Knight - Serendipity trend which includes Percival was completed in 2019. The airborne geophysical data was utilised to refine the structural and geologic models for the entire property.

In 2012 an airborne light detection and ranging (LiDAR) and aerial photography survey was flown over the entire Project. Digital elevation models and high resolution orthophoto imagery was provided. The LiDAR survey identified several new structural and stratigraphic features while also providing confirmation of the structural interpretations based off of the airborne geophysical data.

The combined LiDAR and magnetics interpretation showed the main stratigraphic units within the Project area are controlled by east-west oriented D2 structures.

5.3 Previous Resource Estimates

In 2002, SOQUEM reported an Indicated mineral resource of 258,678 ounces of gold contained within 972,900 tonnes grading 8.27 g/t Au (9.62 g/t Au uncut), and an Inferred resource of 60,233 ounces of gold contained within 508,665 tonnes grading 3.68 g/t Au (3.79 g/t Au uncut).

In 2015 SRK completed a Mineral Resource Estimate reporting a combined open pit and underground resource of 0.97 Mt grading 7.29 g/t Au for 227koz Au in the Measured Category, 6.26Mt grading 3.60 g/t Au for 724koz Au in the Indicated category and 5.07Mt grading 3.88 g/t Au for 633koz Au in the inferred category. Open pit mineral resources were reported at a  cut-off grade of 0.5 g/t gold and underground mineral resources were reported at a cut-off grade of 2.5 g/t gold. The cut-off grades consider a gold price of US$1,300 per ounce of gold and a gold recovery of 95%.

In 2018 an Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada" dated July 3rd, 2018, and with an effective date of February 4th, 2018, was prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng. of P&E Mining Consultants Inc. and Allan Armitage, Ph.D., P. Geo of SGS Canada Inc.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

In 2023 the 2018 Resource was restated by David Frappier-Rivard, P.Geo., of Fury Gold Mines and Maxime Dupere, P.Geo. of SGS Geological Services.

5.3.1 Discussion on Previous Resource Estimates

The historical Mineral Resource Estimates summarized above are superseded by the 2024 Mineral Resources Estimate. Additional drilling, interpretation and modeling has been completed subsequent to the historical resource estimates. The historical resource estimates summarized above show a linear progression through time as more data and information was added at the Eau Claire Deposit and in the opinion of Ms. Doyon were reasonable with the information available at the time the resource estimates were completed. The only current mineral resource estimate for the Eau Claire Project is Ms Doyon's 2024 Mineral Resource Estimate discussed in Section 11 of this report.

5.4 Historical Drilling

Drilling completed on the Project supports the 2024 Mineral Resource Estimate and is described in Section 7 of this report.

5.5 Past Production

There has been no previous production from the Project.

6 Geological Setting and Mineralization

6.1 Geology

The Eau Claire project is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 kilometres south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post- or late-tectonic (2,697 to 2,618 Ma) tonalite- trondhjemite-granodiorite (TTG) suites.

The Eastmain Greenstone Belt consists of a 5- to 10-kilometre wide by 150-kilometre long succession of Archean bimodal volcanic rocks (Figures 2 and 3). The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 2: Eau Claire Deposit Stratigraphy

Metamorphic grade varies on a regional scale within the La Grande Subprovince from greenschist to amphibolite facies.

Geological studies completed throughout the region show evidence of multiple deformation events, including:

  A D1 event characterized by a penetrative foliation axial-planar to east-northeast- to northwest- trending F1 folds
  A D2 event characterized by an east-trending crenulation cleavage axial-planar to moderately- plunging F2 folds
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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Eau Claire is underlain by a bimodal volcanic sequence of mafic volcanic flows, felsic volcaniclastic rocks, sulphide iron formation, and graphitic metasedimentary rocks, intruded by a variety of felsic sub-volcanic plutons and dikes. The volcano-sedimentary sequence has been folded into an east-west-trending, west-plunging anticline, located at the western end of the Clearwater property.

The Eau Claire deposit straddles the contact on the south limb of an anticline between lowermost felsic volcaniclastic rocks overlain by mafic volcanic flows. Gold-bearing quartz-tourmaline veins from the Eau Claire deposit crosscut the volcanic/sedimentary rock contact and in turn are crosscut by late northeast- trending mafic dikes. The contact between volcanic and sedimentary rocks is a marker horizon that forms a broad open fold along the north limb and a tight fold closure immediately west of the deposit, as well as an east-west trending south limb that has been traced for several kilometres. Iron formation occurs along the southern limb of the antiform east of Eau Claire and is locally isoclinally folded.

The Eau Claire deposit is principally contained within a thick sequence of massive and pillowed mafic volcanic flows and felsic volcaniclastic rocks intruded by multiple phases of tonalite and felsic (quartz- feldspar) porphyry stocks, sills, and dikes (Figure 2).

A crescent-shape felsic porphyry dike swarm referred to as the Campbell Porphyry bounds the hanging wall (south) contact of the Eau Claire gold deposit. The overall shape of the Eau Claire gold deposit follows the contour of the felsic porphyry dike swarm. A second felsic porphyry dike swarm intruded the western end of the Eau Claire deposit coincident with the F2 fold nose.

The footwall rocks at the deposit consist of a thick sequence of east-west-trending, south-dipping volcaniclastic, ash to lapilli tuff and sedimentary rocks including greywacke, siltstone, mudstone, and conglomerate and felsic quartz-feldspar porphyry dykes. These rocks predominate throughout the central portion of the property and are locally intercalated with mini-cycles of mafic volcanic rock and amphibolite (mafic metavolcanic) alternating with felsic volcaniclastic rocks.

Gold mineralization at the Eau Claire gold deposit is generally located within approximately EW trending structurally-controlled, high-grade en-echelon quartz-tourmaline veins and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated alteration zones. The alteration zones are parallel to the overall foliation and are thus believed to represent an altered stratigraphic unit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. Both gold bearing vein sets may occur with as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

6.1 Structure

Due to the complex structural geology of the Eau Claire project complete property and deposit-scale structural studies were completed by SRK in 2012 and 2014. Field-based studies reported evidence of four deformation episodes at the Clearwater property:

  D1 deformation characterized by S1 penetrative foliation, high strain zones, and isoclinal F1 folds
  D2 deformation characterized by S2 crenulation cleavage, southwest-plunging F2 folds, east- trending and northeast-trending shear zones
  D3 deformation characterized by northwest-trending crenulation cleavage, east-northeast-plunging F3 folds (only documented in the eastern part of the property), and northwest-trending shear zones
  D4 deformation characterized by two sets of brittle faults including northeast-trending sinistral and northwest-trending dextral strike-slip faults

A geological interpretation of aeromagnetic data over the Project revealed the following additional structural information:

Kilometre-scale fold interference patterns occur on the Project

  D1, D2, and D3 shear zones occur, and are preferentially developed, in mixed volcaniclastic and mafic volcanic rock sequences
  A major D2 east-west-trending structure, known as the Cannard Deformation Zone, occurs approximately 1 kilometre south of the Eau Claire gold deposit and can be traced laterally for more than 100 kilometres based on regional airborne magnetic survey data
  Several gold occurrences including the Eau Claire deposit and the Spider, Snake Lake, and Percival showings are distributed within or immediately adjacent to the Cannard Deformation Zone
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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 3. Regional Geology

410000
440000
470000
5800000
5770000
N
Opinaca sub-province
La Grande sub-province
Eastmain geological domain
Légende
Mafic volcanics
Intermediate intrusive
Felsic volcanics
Felsic intrusive
Clastic sediments
Volcano-sedimentary rocks
Iron Formations
Diabase
Paragneiss
Eau Claire property boundary
Limits of the Eastmain domain
0 5 10 20 Km
Regional geology
Projection : NAD 1983 UTM zone 18N
Date: 7/31/2023
Auteurs : David Frappier-Rivard, P.Geo. 0754
FURY
GOLD MINES

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

6.2 Mineralization

The Eau Claire deposit is a structurally-controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins and associated metre scale alteration zones. Carbonate within the veins is associated with gold mineralization. The overall trend of the mineralized veins is controlled by a structural corridor sub-parallel to the D2 Cannard Deformation Zone. Individual veins are up to 1 metre thick and extent for at least 100 metres along strike.

Veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100 percent quartz to 100 percent tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5 percent of the composition of these veins but can be upwards of 20% locally. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 centimetres in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a "piano key" pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano-key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 centimetre to more than 1 metre thick. A "ladder vein" texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate "ladders" aligned perpendicular to the vein walls.

Gold occurs as isolated grains or as clusters of fine-grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 millimetre. In rare instances, grains up to 1 centimetre in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite (Bi2Te3) occurs throughout the deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major vein areas discovered to date in the resource area (the 450 West and 850 West zones) form a crescent-shaped mineralized, surface projected footprint 1.8 kilometres long by more than 100 metres wide, which has been traced to date to a vertical depth of 900 metres. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically.

6.3 Alteration

Alteration zones associated with gold mineralization are often wider and volumetrically more extensive than the veins (SRK, 2015). The alteration halo ranges from 1 centimetre to several metres wide. Composition and mineralogy of the alteration zones bordering the veins varies according to the bulk composition of the host lithology. Where the veins are hosted by felsic to intermediate volcanic rocks or felsic porphyry, the alteration occurs as silicified and tourmaline-rich replacement zones, and as massive bands along the foliation. Veins hosted within the mafic volcanic rocks are characterized by a symmetrically zoned alteration pattern with an internal actinolite-tourmaline dominant mineral assemblage, and an external biotite- carbonate dominant assemblage. These alteration zones range from centimetre to several metres in thickness.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Both actinolite and tourmaline occur as non-foliated radiating prismatic and or fibrous aggregates and/or bands of acicular euhedral crystals. Biotite-carbonate assemblages occur more often as foliated, fine-grained aggregates. Actinolite-tourmaline alteration enveloping veins may be gradational with the quartz- tourmaline veins and contain gold. It is common to observe significant amounts of gold within tourmaline and/or actinolite and/or biotite altered rock with little or no visible vein material. Wide intervals of biotite-carbonate rock often form an external alteration zone to the sheeted quartz-tourmaline veins within mafic volcanic host lithologies. Both actinolite-tourmaline and biotite-carbonate alteration assemblages represent the strike and dip continuation of the quartz-tourmaline vein system where structural attenuation may have boudinaged the veins.

6.4 Deposit Types

Gold mineralization at Eau Claire is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz- carbonate or gold-only deposits (Dubé and Gosselin, 2007).

The following description of Greenstone-hosted quartz-carbonate vein deposits is extracted from Dubé and Gosselin (2007).

Greenstone-hosted quartz-carbonate vein deposits are structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They consist of simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. They are dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies and formed at intermediate depths (5-10 km). Greenstone-hosted quartz-carbonate vein deposits are typically associated with iron-carbonate alteration. The relative timing of mineralization is syn- to late- deformation and typically post-peak greenschist-facies or syn-peak amphibolite facies metamorphism.

Gold is mainly confined to the quartz-carbonate vein networks but may also be present in significant amounts within iron-rich sulphidized wall rock. Greenstone-hosted quartz-carbonate vein deposits are distributed along major compressional to transpressional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archean terranes. However, a significant number of world-class deposits (>100 t Au) are also found in Proterozoic and Paleozoic terranes.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The main gangue minerals in greenstone-hosted quartz-carbonate vein deposits are quartz and carbonate (calcite, dolomite, ankerite, and siderite), with variable amounts of white micas, chlorite, tourmaline, and sometimes scheelite. The sulphide minerals typically constitute less than 5 to 10% of the volume of the orebodies. The main ore minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide in amphibolite-facies rocks and in deposits hosted by clastic sediments. Trace amounts of molybdenite and tellurides are also present in some deposits.

This type of gold deposit is characterized by moderately to steeply dipping, laminated fault-fill quartz- carbonate veins in brittle-ductile shear zones and faults, with or without fringing shallow-dipping extensional veins and breccias. Quartz vein textures vary according to the nature of the host structure (extensional vs. compressional). Extensional veins typically display quartz and carbonate fibres at a high angle to the vein walls and with multiple stages of mineral growth, whereas the laminated veins are composed of massive, fine-grained quartz. When present in laminated veins, fibres are subparallel to the vein walls.

Individual vein thickness varies from a few centimetres up to 5 metres, and their length varies from 10 up to 1000 m. The vertical extent of the orebodies is commonly greater than 1 km and reaches 2.5 km in a few cases.

The gold-bearing shear zones and faults associated with this deposit type are mainly compressional and they commonly display a complex geometry with anastomosing and/or conjugate arrays. The laminated quartz-carbonate veins typically infill the central part of, and are subparallel to slightly oblique to, the host structures. The shallow-dipping extensional veins are either confined within shear zones, in which case they are relatively small and sigmoidal in shape, or they extend outside the shear zone and are planar and laterally much more extensive.

Stockworks and hydrothermal breccias may represent the main mineralization styles when developed in competent units such as the granophyric facies of differentiated gabbroic sills, especially when developed at shallower crustal levels. Ore-grade mineralization also occurs as disseminated sulphides in altered (carbonatized) rocks along vein selvages. Due to the complexity of the geological and structural setting and the influence of strength anisotropy and competency contrasts, the geometry of vein networks varies from simple (e.g. Silidor deposit), to fairly complex with multiple orientations of anastomosing and/or conjugate sets of veins, breccias, stockworks, and associated structures. Layer anisotropy induced by stiff differentiated gabbroic sills within a matrix of softer rocks, or, alternatively, by the presence of soft mafic dykes within a highly competent felsic intrusive host, could control the orientation and slip directions in shear zones developed within the sills; consequently, it may have a major impact on the distribution and geometry of the associated quartz-carbonate vein network. As a consequence, the geometry of the veins in settings with large competence contrasts will be strongly controlled by the orientation of the hosting bodies and less by external stress. The anisotropy of the stiff layer and its orientation may induce an internal strain different from the regional one and may strongly influence the success of predicting the geometry of the gold-bearing vein network being targeted in an exploration program.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The veins in greenstone-hosted quartz-carbonate vein deposits are hosted by a wide variety of host rock types; mafic and ultramafic volcanic rocks and competent iron-rich differentiated tholeiitic gabbroic sills and granitoid intrusions are common hosts. However, there are commonly district-specific lithological associations acting as chemical and/or structural traps for the mineralizing fluids as illustrated by tholeiitic basalts and flow contacts within the Tisdale Assemblage in Timmins. A large number of deposits in the Archean Yilgarn craton are hosted by gabbroic ("dolerite") sills and dykes as illustrated by the Golden Mile dolerite sill in Kalgoorlie, whereas in the Superior Province, many deposits are associated with porphyry stocks and dykes. Some deposits are also hosted by and/or along the margins of intrusive complexes (e.g. Perron-Beaufort/North Pascalis deposit hosted by the Bourlamaque batholith in Val d'Or. Other deposits are hosted by clastic sedimentary rocks (e.g. Pamour, Timmins).

The metallic geochemical signature of greenstone-hosted quartz-carbonate vein orebodies is Au, Ag, As, W, B, Sb, Te, and Mo, typically with background or only slightly anomalous concentrations of base metals (Cu, Pb, and Zn). The Au/Ag ratio typically varies from 5 to 10. Contrary to epithermal deposits, there is no vertical metal zoning. Palladium may be locally present.

At a district scale, greenstone-hosted quartz-carbonate vein deposits are associated with large-scale carbonate alteration commonly distributed along major fault zones and associated subsidiary structures. At a deposit scale, the nature, distribution, and intensity of the wall-rock alteration is controlled mainly by the composition and competence of the host rocks and their metamorphic grade.

Typically, the proximal alteration haloes are zoned and characterized - in rocks at greenschist facies - by iron-carbonatization and sericitization, with sulphidation of the immediate vein selvages (mainly pyrite, less commonly arsenopyrite).

Altered rocks show enrichments in CO2, K2O, and S, and leaching of Na2O. Further away from the vein, the alteration is characterized by various amounts of chlorite and calcite, and locally magnetite. The dimensions of the alteration haloes vary with the composition of the host rocks and may envelope entire deposits hosted by mafic and ultramafic rocks. Pervasive chromium- or vanadium-rich green micas (fuchsite and roscoelite) and ankerite with zones of quartzcarbonate stockworks are common in sheared ultramafic rocks. Common hydrothermal alteration assemblages that are associated with gold mineralization in amphibolite-facies rocks include biotite, amphibole, pyrite, pyrrhotite, and arsenopyrite, and, at higher grades, biotite/phlogopite, diopside, garnet, pyrrhotite and/or arsenopyrite, with variable proportions of feldspar, calcite, and clinozoisite. The variations in alteration styles have been interpreted as a direct reflection of the depth of formation of the deposits.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The alteration mineralogy of the deposits hosted by amphibolite-facies rocks, in particular the presence of diopside, biotite, K-feldspar, garnet, staurolite, andalusite, and actinolite, suggests that they share analogies with gold skarns, especially when they (1) are hosted by sedimentary or mafic volcanic rocks, (2) contain a calc-silicate alteration assemblage related to gold mineralization with an Au-As-Bi-Te metallic signature, and (3) are associated with granodiorite-diorite intrusions.

Canadian examples of deposits hosted in amphibolite-facies rocks include the replacement-style Madsen deposit in Red Lake and the quartz-tourmaline vein and replacement-style Eau Claire deposit in the James Bay area.

7 Exploration

From 2020 to 2024, Fury Gold has completed systematic disciplined exploration programs with the goals of advancing known prospects through to the drill stage and identifying new prospects. The Company deployed biogeochemical sampling techniques to image the Percival mineralization, completed ground geophysical surveys at the Eau Claire Deposit Trend and along the Percival trend. Additionally, Fury compiled all historic exploration data into a single accessible database, reprocessed and reinterpreted the historical property scale geophysics data. The work completed by Fury to date has resulted in a refined targeting process and identification of areas and targets overlooked by previous explorers. The Company continues to explore through the testing of regional targets like Percival, Serendipity and Agua Clara and with a view to seeking to expand the Eau Claire deposit area which remains open along strike and to depth.

7.1 Percival Biogeochemical Sampling

The Percival prospect did not provide a gold response from the historical soil sampling data that covered the mineralization, leading the Company to conduct various orientation geochemical surveys over the zone in an attempt to obtain a direct high contrast gold response from the mineralized bedrock overlain by shallow tills. The 2020 orientation survey was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling.

Subsequent to the results of the orientation study at Percival the Company completed a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend. The survey identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn) (Figure 4).  Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Through the combined interpretation of the magnetics data and results from the biogeochemical survey a NNW trending structural corridor was recognized. This structural trend is parallel to the regional fold hinge axis that links the Percival and Serendipity prospects. Gold mineralization appears to be concentrated along these newly identified structures where they intersect folded mafic volcanic stratigraphy along the east west limb of the regional fold proximal to the Cannard deformation zone.

Percival Prospect Targeting

15 Targets Identified Along Newly Identified Structural Trend

Plan View
Hole ended in 12 m of sulphized and silicified breccia
ER18-823[1]
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822[1]
1.46 g/t Au over 78.5m
Secondary Fold Axis
Target Fold
Percival Fold
Cannard Extension
Regional Fold Axis
Serendipity
ER19-845[1]
8.47 g/t Au over 2.0m
ER18-830[1]
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
Eau Claire
Snake Lake
Serendipity
Percival
1. Main intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m. Sub intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m
N
500m
Legend
Structures
Biogeochemical Outline / Induced Polarization Survey
Drill holes
Biogeochemistry Anomaly
Geology
Felsic Volcanic
Monzogranite
Sediment/Epiclastic
Iron Rich Basalt
Mafic Volcanic

- 15 Newly identified gold anomalies with associated pathfinder elements
- Target down plunge on high grade at Percival
- Additional target indicated by folded magnetic stratigraphy to the east. Historical drilling ended in alteration envelope consistent with Percival mineralization. No ICP analysis.
- Proximal to the Cannard Deformation Zone.

Figure 4: Percival Biogeochemical Sampling

7.1.1 Biogeochemical Methodology

Biogeochemical samples were collected approximately every 50 m, over 100 m spaced traverse lines. The sampling grids were oriented perpendicular to the trend of the prospective lithologies. Approximately 200 g of black spruce twigs was collected at each sample site by hand. Samples were collected preferentially from healthy trees approximately of the same age and height. Samples were placed in a numbered cloth sample bag, with a sample tag placed inside the bag. The bags were tied shut. Sample data was recorded in field data loggers. At camp, samples were organized and hung to dry prior to shipping to ALS in Vancouver for gold and multi-element analysis.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.2 Geophysical Surveys

7.2.1 2020 Gradient Array Induced Polarization Survey

During late 2020 the Company completed a gradient array direct current induced polarization (DCIP) survey over the Eau Claire deposit trend. The gradient array DCIP survey data was collected over four survey blocks using 12.5m receiver dipole spacing. A total of 12.86km2 was covered with the survey. This survey method was selected to assist in discriminating low sulphide/low conductivity targets such as the Eau Claire deposit Quartz-Tourmaline vein and High-Grade Schist systems. The gradient array DCIP survey identified a series of related primary and secondary shear zones controlling gold mineralization at the Eau Claire deposit (Figure 5).

7.2.1.1 Methodology

Including overlapping regions, the total survey consists of 116.5 line-km of data covering a 7.0 km long and 1.5 km wide grid of 100 m spaced lines. This survey design uses fixed A-B current electrodes outside the survey area, with a gap of distance L. The M-N potential electrodes are displaced in lines parallel to the alignment formed by A and B. The Mi Ni spacing is equal to l. The gap between M and N depends on the desired resolution. The L/l ratio is typically between 40 and 120. In the case of this survey, L is 3000 m, and l is 12.5 m, so the L/l ratio is 240.

The distance between current electrodes for each block is as follows: Block A, 2933 m; Block B, 2929m; Block C, 2937 m; Block D and D', 3005 m; Block E, 2977 m. The MN separation was 12.5 m. Block A covered 2.38 km2; Block B covered 1.94 km2; Block C covered 2.03 km2; Block D covered 1.98 km2; Block E covered 2.39 km2; Block BC covered 1.46 km2; and Block D' covered 0.68 km2, for a total of 12.86 km2.

For quality control and leveling purposes, several repeat readings were measured, and a complete block, Block B, was resurveyed during the second phase of the program.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Eau Claire Deposit Trend: Plan View - IP Chargeability Data

Repeating Structural Intersection to the East of the Eau Claire Deposit

Eau Claire Deposit Structural Intersection High-Grade Mineralization
Eau Claire Primary Structure
Eau Claire Secondary Structure
Structural Intersection High-Grade Target Area
Snake Lake Secondary Structure
Structural Intersection Target Area at Depth
A
A'
Eau Claire 1.3M oz resource projected on surface
M&I[1]: 853k oz @ 6.18 g/t Au
Inf[1]: 500k oz @ 6.53 g/t Au
Planned Holes
Target A Drill Array
Target B Drill Array
Target C Drill Array
Previous Drill Hole Highlights[2]:
13.2 g/t Au over 2.7m
6.6 g/t Au over 2m
4.9 g/t Au over 2.1m
12.2 g/t Au over 1.5m
5.8 g/t Au over 2m
1.5km data to be acquired - Clovis Target
Previous Drill Hole Highlights:
11.3 g/t Au over 1m
7.7 g/t Au over 1m
Legend
Major Structure
Target Area
Rock Au g/t
0.25 - 0.5
0.5 - 1
1 - 2.5
2.5 - 5
5 - 10
> 10
Chargeability mV/V
45
30
25
20
N
1 km

1. Study at US$1,250 gold and assumes an exchange rate of $0.80 (CAD:USD); Refer to NI43-101 report dated Feb 4, 2018 filed under Eastmain's profile at www.sedar.com.
2. Cutoff 1 g/t Au, max internal dilution 2.5m

Figure 5: Gradient Array DCIP defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and South Tonalite structures.

7.2.2 2022 DCIP Survey

A 29 line-km Induced Polarization ground geophysical survey along the Percival trend was completed in 2022. The survey targeted the strongly silicified core of the Percival mineralization and was able to identify a number of strong resistive anomalies that coincide with previously identified biogeochemical anomalies (Figure 6).

7.2.2.1 Methodology

The IP survey was achieved on 3 distinct locations of the main grid that was implemented for this campaign. Overall, 18 N/S irregularly spaced profiles ranging in length between 0.975 and 2.025 km were read by IP. These lines were implemented over a distance of 6.5 km from the same base line (LB 0+00) oriented E/W, the latter being used by snowmobile to travel within the survey area.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

The chaining was done every 25 m and wooden pickets were used. On each of these pickets, the line and station numbers were indicated with a marker every 25 m and an aluminum tag every 100 m. The location for some of the pickets along the baseline and tie lines was determined with a Garmin non-differential hand-held GPS receiver. This information was ultimately used to geo-reference the IP database to the UTM18N_NAD83 coordinate system.

The IP survey was carried out by using the pole-dipole electrode array with a nominal ''a'' spacing of 37.5 m and a separation factor (n) ranging from 1 to 20.

Percival

2022 IP Survey

Plan View
Eau Claire
Snake Lake
Serendipity
Percival
500m
Legend
Drill Holes
IP Resistivty Anomaly at 75m Depth
IP Conductivity Anomaly at 75m Depth
Newly Identified Structures
IP Survey Area
Biogeochemistry Anomaly
Geology
Felsic Intrusive
Felsic Volcanic
Sediment/Epiclastic
Iron Formation
Mafic Volcanic

Figure 6: 2022 Percival DCIP IP Survey area depicting the identified resistivity anomalies in relation to the biogeochemical anomalies.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3 Drilling

Drilling throughout the Eau Claire Project has taken place intermittently from 1972 through to 2024. A total of 410,253.8 m of drilling has been completed in 1,214 diamond drill holes across the entire Project area.

7.3.1 2002 - 2013 Drilling

Between 2002 and 2013 Eastmain completed 177,713m of diamond core drilling in 534 drill holes. The drilling was completed within an area measuring approximately 2,200 metres east-west and 900 metres north-south has. The drilling pattern was designed to intersect the gold-tellurium mineralization. The majority of boreholes were drilled with a dip between 45 and 60 degrees, and an azimuth of 355 degrees.

The 2007 and 2009 drill campaign focussed on tightly spaced, 12.5m infill drilling at the 450 West Zone.

2010 drilling successfully confirmed the lateral continuity of the 850 West Zone underneath surface quartz-tourmaline veining identified in surface trenching. Regional drilling at Boomerang and Snake Lake was also completed in 2010. Broad zones of ,1 g/t Au were intersected from the 2010 regional program.

Drilling in 2011 through to 2013 focussed on the 450 West Zone and proximal strike extensions.

7.3.2 2015 Drilling

Eastmain completed 29 drill holes (ER15-553 to -581) totalling 12,898 metres at Eau Claire in 2015. The drilling was focused on expanding Measured & Indicated Open Pit and Ramp Accessible Underground gold resources, within the upper portion (top third) of the Eau Claire Deposit.

Assay data from holes 553 to 573 confirms 45 gold-bearing intercepts ranging from 0.50 to 25.6 grams gold per tonne (g/t) over widths ranging from 2.0 to 11.5 metres (see Eastmain news release dated December 22, 2015 posted on SEDAR). Nineteen assay intervals exceeded cut-off grade for underground resources (2.5 g/t Au) at Eau Claire, with an average grade of 8.78 grams gold per tonne over an average width of 2.78 metres.

2015 drilling confirmed the continuation of gold mineralization laterally to the east Measured and Indicated gold resources identified in the SRK Report at Eau Claire. Several half-metre-wide high-grade vein intersections from ten of the drill holes reported herein contain very-fine-grade visible gold and range in grade from 24.5 to 98.8 g/t.

Infill core sampling of previous drill holes was also completed. Infill sampling confirmed a high-grade interval from hole ER08-131, which assayed 6.65 g/t Au over 5.0 metres, from within the JQ Vein at a depth of 66.0 metres. When combined with assay results from the adjacent P Vein, the intersection provides a composite interval grading 6.75 g/t Au across 13.8 metres, lying within the 450 West Zone. A total of 1,438 infill core samples were taken during the 2015 exploration program. Infill sampling of near-surface intervals within potential open-pit areas may contribute to current mineral resources.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.3 2016-2017 Drill Program

The 2016 through 2017 drilling program was designed to improve upon the resource classification of the 2015 SRK Mineral Resource Estimation as well as testing the Snake Lake prospect to the east of the Eau Claire deposit. A total of 90,448.9m was drilled in 236 drill holes. Of the total 2016-2017 drilling, 82,180m in 206 drill holes targeted the Eau Claire deposit, the remaining 30 holes tested the Snake Lake prospect.

Significant drill intercepts of the 2016-2017 drilling campaign are summarized below:

• ER16-583 10.2 g/t Au over 1.0m

• ER16-584 79.7 g/t Au over 0.5m and
 11.5 g/t Au over 13.5m, incl. 21.3 g/t Au over 5m

• ER16-606 43.1 g/t Au over 2.0m
 incl. 96.8 g/t Au over 1.0m

• ER16-602 35.3 g/t Au over 0.7m

• ER16-608 67.7 g/t Au over 2.4m and
 6.17 g/t Au over 5.3m

• ER16-617 15.8 g/t Au over 3.5m
 incl. 66.6 g/t Au over 0.7m

• ER16-620 6.74 g/t Au over 6.6m
 incl. 31.3 g/t over 1.0m

• ER16-621 20.2 g/t Au over 1.5m,
 incl. 49.1 g/t Au over 0.5m

• ER16-632 5.79 g/t Au over 4.1m,
 incl. 11.9 g/t Au over 1.6m

• ER16-645 14.6 g/t Au over 1.7 m,
 incl. 12.4 g/t Au over 1.0m

• ER16-648 29.3 g/t Au over 1.0m.

• ER16-658 5.6 g/t Au over 11.3 m,
 incl. 11.9 g/t Au over 2.3m and
 incl. 7.82 g/t Au over 3.9m

• ER16-666 8.95 g/t Au over 4.6m,
 incl. 20.4 g/t Au over 1.8m

• ER17-674 8.31 g/t Au over 13.3m,
 incl. 11.4 g/t Au over 8.8m;
 4.28 g/t Au over 2.3m
 11.4 g/t Au over 2.5m,
 incl. 45.5 g/t Au over 0.5m

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

• ER17-681 3.02 g/t Au over 11.0m,
 incl. 4.48 g/t Au over 6.0m

• ER17-686 4.89 g/t Au over 4.5m and
 3.50 g/t Au over 2.0m

• ER17-689 47.4 g/t Au over 1.5m

• ER16-695 14.1 g/t Au over 6.2m
 incl. 73.1 g/t Au over 1.0m

• ER17-696 26.8 g/t Au over 2.5m,
 incl. 54.9 g/t Au over 1.0 m, 19.5 g/t Au over 1.3m

• ER17-697 43.7 g/t Au over 2.0m,
 incl. 73.4 g/t Au over 1.0m

• ER17-700 4.80 g/t Au over 4.0m and
 6.29 g/t Au over 0.5m

• ER17-703 9.77 g/t Au over 3.5m,
 7.78 g/t Au over 2.9m, and
 70.7 g/t Au over 0.6m

• ER17-705 16.2 g/t Au over 1.6m

• ER17-706 6.54 g/t Au over 9.0m,
 incl. 16.7 g/t Au over 2.5m,
 incl. 66.6 g/t Au over 0.5m

• ER17-708 20.0 g/t Au over 2.1m, and
 63.4 g/t Au over 0.5m

• ER17-711 9.98 g/t Au over 5.0m,
 incl. 33.7 g/t Au over 1.0m,
 11.9 g/t Au over 1.0m

• ER17-712 4.37 g/t Au over 5.0m, and
 10.1 g/t Au over 1.0m

• ER17-713 20.7 g/t Au over 2.2m, and
 46.4 g/t Au over 0.7m

• ER17-717 37.7 g/t Au over 0.9m,
 32.8 g/t Au over 0.5m, and
 3.44 g/t Au over 4.3m

• ER17-718 30.6 g/t Au over 4.9m,
 incl. 254 g/t Au over 0.5m,

• ER17-720 10.2 g/t Au over 8.5m,
 incl. 24.3 g/t Au over 2.0m

• ER17-723 42.3 g/t Au over 3.7 m,
 incl. 206 g/t Au over 0.5m

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

• ER17-723 51.8 g/t Au over 0.5m

• ER17-725 63.4 g/t Au over 0.5m,
 31.6 g/t Au over 0.7m

• ER17-727 34.5 g/t Au over 1.5m,
 incl. 50.0 g/t Au over 0.5m

• ER17-729 6.10 g/t Au over 3.5 m,
 incl. 10.8 g/t Au over 1.5m

• ER17-730 48.8 g/t Au over 0.5 m

• ER17-734 5.66 g/t Au over 6.8m,
 incl. 17.9 g/t Au over 1.0m

• ER17-744 5.36 g/t Au over 5.4m,
 incl. 13.3 g/t Au over 1.9m

• ER17-757 21.8 g/t Au over 1.1m,
 incl. 37.4 g/t Au over 0.6m.

• ER17-774 30.8 g/t Au over 4.1 m (intersected a HGS Vein)

The continuity of the High-Grades schists ("HGS") was also drill tested by drilling down-strike of the structure over 143m, intersecting multiple major intercepts:

• ER17-776 6.25 g/t Au over 4.5m, incl. 9.36 g/t Au over 1.5m
 15.3 g/t Au over 6.0m, incl. 41.6 g/t Au over 2.0m
 3.98 g/t Au over 8.3m, incl. 8.70 g/t Au over 2.5m
 7.09 g/t Au over 35.8m, incl. 9.23 g/t Au over 13.7m
 incl. 12.8 g/t Au over 4.5m.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

7.3.4 2018 - 2019 Drill Program

The 2018 and 2019 drilling programs were mostly focus on the newly discovered Percival Prospect. A total of 16,468.6m was drilled in 53 drill holes. Of the total 2018-2019 drilling, 13,182.6m in 47 drill holes targeted the Percival Prospect. The remaining drilling were collared in the Serendipity area (3 DDH) and the Eau Claire deposit (3 DDH).  The best results were from Hole ER18-822, ER18-823 ER19-832 returned broad intercepts of respectively 78.5m of 1.456 g/t Au, including 8.2m of 4.45 g/t Au, 87.0m of 2.35 g/t Au, including 31.5m of 3.13 g/t Au and 52.75m of 1.8 g/t Au, including 22.0m of 3.21 g/t Au. ER18-829 with 34.1m of 2.05 g/t Au, including 4.5m of 11.95 g/t Au, ER19-839 with 12.0m of 3.04 g/t Au, including 7.0m of 4.66 g/t Au, ER19-845 with 7.0m of 3.13 g/t Au, including 2.0m of 8.47 g/t Au, ER19-852 with 22.85m of 1.18 g/t Au, including 14.85m of 2.05 g/t Au

7.3.5 Discussion on Drilling Completed Prior to 2020

It is the opinion of Ms. Doyon that the diamond drilling conducted prior to 2020 at the Eau Claire Project meets or exceeds current industry best practices. Ms. Doyon is unaware of any drilling or recovery issues that may impact upon the accuracy and reliability of the results. In the opinion of Ms. Doyon the results generated from the pre 2020 drill programs are suitable for use in a Mineral Resource Estimation.

7.3.6 Fury Gold Mines Drilling 2020-2024

From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,654.3 m on the Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14km east and 20 km northeast of the Eau Claire Deposit respectively. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

The 2023 drilling campaign focused on the Hinge Target, which is located west of the deposit, adjacent to the 850 W zone, and the at Percival prospect area. Results from the 2023 Hinge drilling expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively, over 450m from the defined Eau Claire Resource as well as intercepting high grade shallow mineralization on the eastern edge of the Hinge target.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Table 3: Summary of Drilling Completed by Fury

Target	Type	Core size	Number of holes	Metres drilled (m)	Years
Deposit Extension stepouts	DDH	NQ and HQ	27	12,721.8	2020-2022
Western Hinge	DDH	NQ and HQ	33	21,307.1	2021-2023
Gap	DDH	HQ	3	2,020.0	2022
Western Limb	DDH	HQ	7	7,498.5	2021
North Limb	DDH	HQ	3	1,615.5	2022
Down plunge East Extension	DDH	NQ	9	9,186.0	2020-2021
Snake Lake	DDH	NQ and HQ	10	5,922.1	2021
Percival	DDH	NQ	18	11,497.8	2022 and 2023
Serendipity	DDH	NQ	10	3880	2024
		Total:	110	71771.3

7.3.7 Eau Claire Drilling

The Extension Program at the Eau Claire deposit was designed to target strike extensions of the known vein corridors to the west and southeast of the current mineral resource. To date, Fury Gold has drilled twenty one holes targeting the southeast extension of the Eau Claire Resource with intercepts including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m. Two additional holes were completed in October 2022 with results released on January 23, 2023 including 3.91 g/t Au over 2.50m.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West.

Table 4 Eau Claire area significant intercepts

hole ID	from	to	Au (ppm)	true length (m)	Including
20EC-002	399.9	403.7	4.89	2.94	2.47 m at 5.4 g/t (399.9-403.1 m)
20EC-003	377.5	384	4.45	5.43	2.51 m at 8.9 g/t (381-384 m)
20EC-003	391	393	8.84	1.68
20EC-004	451	457	3.06	5.1	3.4 m at 3.5 g/t (451-455 m)
20EC-005	312	319	11.56	6.04	3.45 m at 18.5 g/t (313-317 m)
21EC-013	597	600	8.87	2.88

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

21EC-013	612	613	59.3	0.96
21EC-022	319	327.5	23.27	7.09
21EC-025	362.5	364	9.37	1.33
21EC-026	663	668	2.71	4.96	1.49 m at 6 g/t (663-664.5 m)
21EC-026	720	721.5	7.3	1.49
21EC-026	747.5	751	3.21	3.49
21EC-028	586	591	2.6	4.97
21EC-028	637	638.5	7.77	1.49
21EC-030	379.5	381	14.27	1.29
21EC-032	9.5	11	8.5	1.5
21EC-032	608.5	609.5	12.81	1	0.5 m at 22.4 g/t (609-609.5 m)
21EC-041	237.5	240.5	3.38	3
21EC-041	314	317	9.36	3
22EC-047	393	401	1.81	8
22EC-048	445	448.5	4.79	3.5	1 m at 11.9 g/t (445-446 m)
22EC-048	468	469	14.19	1	0.5 m at 27.2 g/t (468.5-469 m)
22EC-048	522	525.5	5.86	3.5
22EC-048	536	541.5	2.5	5.5	1 m at 9.84 g/t (537.5-538.5 m)
22EC-048	663	664	20.6	1
22EC-048	671	674	3.36	3
22EC-048	681	684.5	3.73	3.5
22EC-048	692	709.5	1.29	17.5
22EC-055	651	655	5.75	4	2 m at 9.03 g/t (651.0-653.0 m)
22EC-058	352.5	353.5	45	1
22EC-059	181.5	183	22.77	1.5
22EC-059	380	381.5	15.3	1.5
23EC-062	451	452	10.35	1
	493	507	2.37	14	Including 5m at 3.6 g/t (499-504m)
23EC-062	622	628	2.77	6	Including 1m at 7.61 g/t (622-623m)
23EC-063	684.5	691	2.66	6.5	Including 1.5m at 5.49 g/t (688-689.5m)
23EC-063	708	719	1.23	11
23EC-065	663.5	666	5.90	2.5	Including 1m at 13.95 g/t (665-666m)
23EC-065	674.5	678	5.73	3.5	Including 1m at 18.5 g/t (677-678m)
	694	698.5	4.65	4.5	Including 2.5m at 7.43 g/t (696-698.5m)
	724	729.5	1.94	5.5
	350	351	19.55	1
	702.5	706	3.82	3.5	Including 1.5m at 6.05 g/t (704.5-706m)
23EC-068	387	392	2.62	5	Including 1.5m at 4.83 g/t (389.5-391m)
23EC-068	435	442.5	2.56	7.5	Including 1.5m at 4.83 g/t (441-442.5m)
23EC-069	643.5	646.5	3.34	3
23EC-069	650	655.5	4.52	5.5	Including 4m at 5.71 g/t (650-654m)

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

23EC-070	480.5	484	3.51	3.5	Including 1.0m at 8.04 g/t (481.5-482.5m)
23EC-073	214.5	218.5	3.83	4	Including 1.0m at 11.6 g/t (217.5-218.5m)
23EC-073	248.5	250	8.30	1.5	meets sub-interval criteria as well
23EC-074	486	486.5	65.30	0.5	meets sub-interval criteria as well
23EC-074	522	523	14.25	1	meets sub-interval criteria as well
23EC-075	419	422	3.83	3	Including 1.0m at 8.94 g/t (421-422m)
23EC-075	478	483	2.37	5
23EC-075	487.5	494	3.41	6.5
23EC-075	592.5	596	5.00	3.5	Including 1.0m at 15.15 g/t (592.5-593.5m)
23EC-076	295.5	300	2.84	4.5
23EC-077	290	293.5	31.77	3.5	meets sub-interval criteria as well
23EC-078	371.5	375	5.49	3.5	meets sub-interval criteria as well
23EC-078	697	706.5	1.88	9.5	Including 1.5m at 6.31 g/t (703.5-705.0m)
23EC-079	271	279.5	3.35	8.5	Including 3.0m at 5.7 g/t (275-278m)
23EC-079	321	328.5	2.24	7.5
23EC-082	182.5	186	17.62	3.5	Including 2.0m at 29.8 g/t (182.5-184.5m)
23EC-082	366.5	367	22.20	0.5	meets sub-interval criteria as well
Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m
Including intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m
True thickness calculation based on dip of 55° and dip azimuth of 191.5°
True thickness calculation based on dip of 43° and dip azimuth of 180°
Downhole thickness was used due to the unknown zone orientations

7.3.8 Percival Drilling

The Company completed 11,497.8m in 18 diamond drill holes in 2022 and 2023 at Percival. Five holes targeted the parallel hinge 500m to the east of Percival proper. All holes intercepted silicified sulphide rich breccias, however only narrow low grade gold values were returned. The remainder of the drilling tested extensions of the historical gold mineralization at Percival proper. The results from the Percival proper drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t Au, (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005. As well as 279 g/t Au over 1.5m along the eastern edge of the defined mineralization. With the recent drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

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Table 5 Percival area significant intercepts

Hole ID	From (m)	To (m)	Au (ppm)	Length (m)
22KP-001	236	240.5	0.49	4.5
22KP-001	347	356	0.25	9
22KP-004	331.5	339	1.23	7.5
22KP-004	351	360	0.32	9
22KP-004	367.5	370.5	0.78	3
22KP-004	378	408	0.71	30
22KP-004	429	430.5	2.86	1.5
22KP-004	439.5	444	1.49	4.5
22KP-004	537	543	0.39	6
22KP-005	358.5	390	1.39	31.5
22KP-005	408	412.5	0.92	4.5
22KP-005	447	457.5	0.63	10.5
22KP-005	468	472.5	3.88	4.5
22KP-006	223.5	231	1.51	7.5
22KP-006	247.5	250.5	1.34	3
22KP-006	267	270	0.78	3
22KP-006	328.5	343.5	1.81	15
22KP-007	61.5	66	1.76	4.5
22KP-008	193.5	210	0.45	16.5
22KP-008	234	261	4.34	27
22KP-008	277.5	282	0.50	4.5
22KP-008	379.5	394.5	1.16	15
22KP-008	465	468	0.83	3
23KP-009	221	243.5	0.52	22.5
23KP-010	268.5	288	0.66	19.5
23KP-010	432	442	0.31	10
23KP-010	472.5	483	0.32	10.5
23KP-011	399	406	1.00	7
23KP-011	624	676.5	0.34	52.5
23KP-011	691	701.5	0.40	10.5
23KP-012	310	358.5	0.86	48.5
23KP-012	373.5	390	1.42	16.5
23KP-012	441	455	1.09	14
23KP-012	591	600	0.43	9
23KP-012	660	666	0.54	6
23KP-013	529.5	544	1.05	14.5
23KP-013	677.5	678.5	4.78	1
23KP-013	687	717	0.30	30
23KP-014	378	396	0.50	18

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Hole ID	From (m)	To (m)	Au (ppm)	Length (m)
23KP-014	549	566.5	0.29	17.5
23KP-014	639	643.5	0.33	4.5
23KP-015	344	348.5	93.09	4.5
23KP-015	412.5	432.5	1.20	20
23KP-015	449	456.5	0.64	7.5
23KP-015	497	507	1.88	10
23KP-015	564	567	0.99	3
23KP-016	412.5	433.5	0.27	21
23KP-016	451	464.5	0.49	13.5
23KP-016	482.5	497.5	0.88	15
23KP-016	504	532.5	0.42	28.5
23KP-017	469.5	472.5	0.77	3
Intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m
Downhole thickness was used due to the unknown zone orientations

7.3.9 Methodology

Diamond drilling was contracted to Youdin Rouillier Drilling Inc from Amos (Rouillier), Qc.  Rouiller used helicopter portable VersaDrill at Percival and VersaDrill on skid around the Eau Claire deposit. Rouiller partnered with RJLL Dlilling Inc, who used a helicopter portable DrillCo drill at Persival and a conventional mobile drill HTM 2500 around the Eau Claire deposit. The conventional drills produced NQ size (47.6 mm diameter) and/or HQ size (63.5 mm diameter) core, while the helicopter supported rigs produced NQ size core. The conventional drills were moved between drill sites with a D6R dozer, while the helicopter supported drills were moved and supported by Astar 350 B3 helicopters provided by Panorama helicopters from Alma, Qc (2022) or a Bell 407 provided by HTS Héli-Transport from Trois-Rivières, Qc.

The locations of drill hole pads were initially marked using a handheld GPS instrument and the azimuth of the holes was established by compass.  Once the pad was built and the drill moved onto it, an Azimuth Aligner instrument manufactured by Minnovare Pty. Ltd., or an APS manufactured by Reflex was used to establish the azimuth.  An inclinometer was used to establish the dip.

The attitude of the hole with depth was determined using a DeviShot instrument manufactured by Devico AS or a Sprint-IQ instrument manufactured by Reflex in single shot mode with readings taken by the drillers.  The initial reading was taken at a depth 15 m with subsequent readings taken nominally at 15 m intervals.  An OGQ registered geologist checked the core before making the decision to terminate the holes.  Upon completion of the hole, the casings were left in place and covered with a casing cap, marked with the casing's coordinated. Subsequently all hole locations were surveyed with differential GPS.

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Drill core was placed sequentially in wooden core boxes at the drill by the drillers and sealed with top covers and ties before transport.  The core boxes were transported by ATV and/or Pickup trucks on a twice daily basis for the conventional drill and one time a day for the helicopter supported drill. The core was transported to the camp where depth markers and box numbers were checked and the core was carefully reconstructed in a secure core facility.  The core was logged geotechnically on a 3 m run by run basis including, core recovery, RQD. Magnetic susceptibility and XRF measurements were taken every metres.

The core was descriptively logged and marked for sampling by an OGQ registered geologist or geologist in-training, paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization.

Logging and sampling information was entered into MX Deposit cloud-based core logging application by MINALYTIX INC. which allowed for the integration of the data into the project database.

The core was photographed both wet and dry after logging but prior to sampling.

Figure 7 depicts the flow sheet for Fury's Diamond drilling methodology.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Figure 7: Fury Diamond Drilling Methodology Flow Sheet

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8 Sample Preparation, Analyses, and Security

8.1 Diamond Drilling

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed.  Half-core samples, 0.5 metre to 1.5 metre long, were taken where the rock was mineralized and/or altered. In the case of the Snake Lake and Percival holes, the core was sampled along the entire length of each hole.

Individual core samples were placed in rice bags which were sealed using uniquely numbered zip ties. Completed sample shipments for the Extension Program in 2020 and early 2021 and all 2022 drilling were sent to ALS Lab in Val d'Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). In 2020-2021, where Au-AA24 results are greater than 5 ppm Au the assay are repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22), the 5 ppm threshold was change for 10 ppm in 2022. QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d'Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

Analytical samples for the Extension Program from March 2021 through to October 2021 were sent to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Figure 8 depicts the Sample preparation and analyses undertaken by Fury for Diamond drill samples.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Fury Gold Mines - Eau Claire Project
2020-2021 Diamond Drilling Sample Preparation and Analysis Flow Sheet

QAQC
Drill core (0.5-1.5m)
Cut core
No duplicate
Duplicate collected
Return to core tray/box
1/2
1/2
~1/2
~1/2
1 in 50
Field Duplicate (2%)
Return to core tray/box
Regular sample
CRM (5%) Blanks (5%)
Transportation to the ALS Lab Val d'Or, QC
PREP-31D
Crushing 90% < 2mm
Reminder stored as Coarse Reject
Splitting to 1kg
1 in 50
Crush Duplicate (2%)
Reminder of pulp stored
Pulverising to 85% < 75um
1 in 50
Pulp Duplicate (2%)
FA Aliquot (50g)
ME-ICP Aliquot (0.25g)
Insert CRM (5%)
If > 5 g/t Au
Au-AA24 50g Fire Assay AAS Finish
ME-MS61 48 Element by Four Acid and ICP-AES/ICP-MS
To the secondary lab for sieving analysis and Au assay
Actlabs
Au-GRA22 50g Fire Assay Gravimetric Finish
If < 5 g/t Au
Results are reported

Figure 8: Diamond Drilling Sample Preparation and Analysis Flow Sheet - ALS

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

8.1.1 QC Sampling

QC protocols were established in 2002 and carried through with minor refinements through the current drilling program.

Quality Control (QC) samples are introduced into the sample stream at a rate of 5% for both blank samples and CRM samples. Field duplicates in the form of quarter sawn core samples, are introduced into the sample stream at a rate of 1 in 50 samples.

8.2 Summary

In the opinion of Ms. Doyon the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards.  The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the deposit.  Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°.  As such, the samples should be representative of the deposit as it is presently known, and suitable for use in Mineral Resource estimation.

Ms. Doyon reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support a Mineral Resource estimate.  QC sample failures were dealt with on a case by case basis and were documented with commentary in the Dispatch Returns table within the database.

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9 Data Verification

9.1 Database Verification

Comprehensive data verification was performed by SRK (2015) and Allan Armitage, Ph. D., P.Geo. and Sabry Hafez, Ph. D., P.Eng, with SGS Canada Inc, as part of the 2017 Mineral Resource Estimate and again by Dupere et al. (2024) as part of the 2024 Updated Mineral Resource Estimate as outlined in supporting NI43-101 reports (Armitage and Hafez, 2017 and Dupere et al., 2024). These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

Ms. Doyon has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

9.2 2020 through 2024 Quality Assurance and Quality Control

The QA/QC program comprises the systematic insertion of standards or CRMs, blanks, as well as field, coarse reject, and pulp duplicates. QC samples have been inserted into the sample sequence at a frequency of approximately 1 sample per 25 samples for CRMs and blanks, 1 sample per 50 samples for field duplicate samples, 1 sample per 75 samples for coarse reject duplicates, and 1 sample per 25 samples for pulp duplicates. Approximately 15.1% of samples assayed have been QC samples in the drilling programs from 2020 to 2023. Combined QC sample statistics for this period are presented in (Table 11-5). All QC samples listed were analyzed by the primary analytical lab (ALS). Check sampling of selected rejects and pulps has also been completed at both ALS and ACT laboratories in 2022 through 2024.

Table 6: QC Sample Statistics for Core Sampling 2020 - 2023

Original Samples	Standards	Blanks	Field Duplicates	Coarse Reject Duplicates	Pulp Duplicates	QC Sample Total	QC Sample %
49,628	2,395	2,070	1,113 pairs	779 pairs	2,440 pairs	8,797	15.1%

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by the Company and assay reruns were requested when deemed warranted.

ALS has its own internal QA/QC program, which is reported in the assay certificates, including the coarse reject and pulp duplicate assays. The Fury QA/QC program includes monitoring of laboratory internal QC results.

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9.2.1 Certified Reference Material

Internal Certified Reference Materials (CRMs) were inserted into the sample stream at a rate of 3%. The tolerance limits for accuracy were considered to be two standard deviations above or below the expected value. CRMs returning values outside of the defined tolerance limits were marked as failed and Fury requested the analytical laboratory to re-assay the analytical batch that contained the failed standard. Table 7 summarizes the CRMs utilized during Fury's drilling programs.

Table 7: Fury Internal CRMs for Diamond Drilling

9.3 Conclusions

It is the opinion of Ms. Doyon that the data verification and QA/QC procedures being implemented by Fury meet or in most cases exceed industry best practices. The Eau Claire Project has seen consistent implementation of these practices from early in the Project's history.

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Since acquiring the Project, Fury has implemented strict scrutiny of the QA/QC results and has dealt with any notable issues directly with the analytical laboratory in a timely fashion.

The geological and assay databases are well maintained and the current protocols in place should ensure the database remains reasonably error free. The database in its present form is suitable for use in a Mineral Resource Estimation.

10 Mineral Processing and Metallurgical Testing

Metallurgical testing was previously completed on Eau Claire mineralization by COREM in 2001 and by SGS in 2010 and 2017.

10.1 2001 COREM Metallurgical Testing

Four 25-kilogram composite samples were taken separately from the P, JQ, R, and V16 veins and sent to COREM for metallurgical testing. This sampling provided preliminary information on density, grinding characteristics, grade, gold fineness, and gravimetric- and total gold recovery. The average specific gravity values of the stock samples varied between 2.87 and 2.99.

COREM completed a series of crushing, milling and flotation tests. A suite of accessory elements was found to be associated with the gold, which included silver, tellurium, bismuth and molybdenum. Results indicated that on average 63 to 79 percent (%) of the gold in the samples could be extracted by gravity circuit and that 95.7% to 98.6% of the gold could be recovered by conventional cyanide extraction methods. The studies also indicated that most gold grains were extremely fine thereby necessitating a finer mill-grind for full recoveries.

10.2 2010 SGS Minerals Metallurgical Testing

In 2010 SGS Mineral Services (Lakefield Research) evaluated the ore characteristics through mineralogy, chemical analyses and comminution testing. A secondary goal of the testwork was to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet. The deportment and recovery of tellurium was also monitored in the program.

Four vein composites representing the P, JQ, R, and S veins and one master composite (an equally weighted blend of the four vein composites) were subjected to ore characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS (Lakefield) from analytical work completed in 2008.

The SGS test work completed on the master and vein composite samples indicated the following:

Mineralization Characterization

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  Calculated and direct gold grades showed significant variation in the master and vein composites ranging from approximately 11 g/t Au in Vein JQ and R to approximately 38 g/t Au in Vein S.
  In terms of acid generating potential, the samples indicated very low risk.
  The Bond ball mill work indices ranged from 10.2 (Vein S) to 11.1 (Vein P). These samples are considered to be soft in ball mill grindability terms.
  A brief mineralogical examination of the four vein composites revealed that pyrrhotite is the principal sulphide mineral with minor amounts of pyrite and chalcopyrite.

Metallurgical Testing:

  Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30 to 45% in the master composite and up to 74% from the S vein composite.
  Tellurium did concentrate to some extent along with the gold in the gravity separation. Approximately 7% recovery in the JQ vein composite up to a maximum of 25% in the S vein composite.
  Flotation of the master composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121μm while ~96% was achieved at P80 = 65 μm.
  Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the vein composites.
  Further development of the flotation option, including optimizing primary grind size, improving conditions to achieve higher tellurium recovery, further investigating rougher concentrate cleaning and the impact of regrinding on cleaner circuit performance is strongly recommended.
  Tellurium recovery was significant in rougher flotation, ranging from a low of 77% from the JQ vein composite to a maximum of 87% from the S vein composite.
  Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the master composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.
  Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation + flotation concentrate cyanidation yielded a gold extraction of 92.8%.

Environmental:

  The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.
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10.3 2017 SGS Minerals Metallurgical Testing

In 2017 SGS Mineral Services (Lakefield Research) completed additional metallurgical test work. The test program was completed on a single metallurgical composite comprising both ore and waste-rock (mining dilution) representative of the Eau Claire Deposit (SGS, 2017). Ore characterization testing including broad spectrum chemical analysis, baseline acid mine drainage testing, comminution (ball mill grindability) testing, mineralogy, bulk mineralogy by QEM-RMS (QEMSCAN) rapid mineral scan), and chemical head analysis. Metallurgical testing included gravity separation and investigation of flotation and cyanide leaching. A waste rock sample was subjected to baseline acid mine drainage testing. The following is a summary of the conclusions and recommendations of SGS (2017) as presented in the executive summary. The summary by SGS includes comparisons to the 2010 test work.

The testwork encompassed:

  The chemical and mineralogical characterization of ore and potential dilution from hanging wall and foot wall (HW-FW) contact areas;
  The chemical, comminution, and metallurgical evaluation of a 4:1 blend of ore and HW-FW dilution material (Master Composite); and
  The environmental characterization of waste rock (herein referred to as the ARD Composite) and process tailing solids (cyanide leached Master Composite).

2017 test material returned gold grades of 6.56 g/t, 0.08 g/t, and 4.98 g/t, were reported for the Ore, HW- FW, and Master Composite, respectively, in the 2017 program. Silver reported as <2 g/t in all samples.

Sulphide sulphur grades were 0.99%, 0.28%, and 0.84% in the Ore, HW-FW, and Master Composite, respectively.

Gold grades in the 2010 testwork were 18.6 g/t in the Master Composite and 11.1 g/t, 14.0 g/t, 10.9 g/t, and

37.7 g/t in the JQ, P, R, and S Vein Composites, respectively. Silver grades averaged approximately 5 g/t in the Vein and Master Composites. Sulphide sulphur grade ranged from approximately 0.5% in Vein S to approximately 0.9% in Vein R.

Acid mine drainage testing in the 2017 program (acid-base accounting {ABA} and net acid generation {NAG}), indicated that the ARD (waste rock) Composite may be net acid generating and that the Master Composite process tailing is likely not an acid generator. The results were not absolute in either case. The tests completed on the Vein Composites in 2010 indicated very low potential for acid generation, however, based on the visuals presented above and selectivity in the 2010 material, these samples should not be considered representative of the entire resource.

The 2017 Bond ball mill work index of the Master Composite of 11.2 kWh/t (metric), fell into the moderately soft category of hardness in terms of ball mill grindability. The Vein Composites tested in 2010 ranged from 10.2-11.1 kWh/t, putting all material tested at the 33rd percentile of hardness or lower, according to an SGS database of similar tests.

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Mineralogical data generated for the Ore and HW-FW Composites compared well with the similar studies completed in 2010 on the Vein Composites. In most cases, pyrrhotite was identified as the primary sulphide, with accompanying lesser amounts of pyrite and much less chalcopyrite. The Ore Composite contained approximately 1.5% pyrrhotite and approximately half as much pyrite, while the HW-FW Composite had approximately equal masses of pyrrhotite and pyrite, at 0.22% and 0.28%, respectively.

An FL Smidth (Knelson) gravity recoverable gold (GRG) test indicated a reasonably high GRG value for the Master Composite at 39%. Batch gravity separation testing on the composite yielded 24% gold recovery. Batch gravity separation testing in the 2010 program gave generally higher gold recoveries, ranging from 37% (R Vein) to approximately 74% (S Vein). The 2010 Master Composite yielded an average gold recovery of 37.6%. The likely reasons for the better performance of the vein samples in the 2010 testwork are their much higher gold grades and their greater proportion of coarse gold as indicated in the comparative screened metallic sieve oversize (about 18.5% in the 2010 testwork and approximately 4% in the 2017 Master Composite). Further gravity separation testing is recommended to generate data which may be used in a circuit modelling exercise as well as a preliminary design exercise.

All flotation and cyanidation testwork was conducted on gravity separation tailing.

Rougher flotation testing in the 2017 program indicated a significant issue with slimes generation in grinding, leading to fouling of the rougher concentrates. The slimes, which had the visual appearance of talc, are thought to be related to the amphibole content of the material. It should be noted that, while the amphibole content of the 2010 material was similar, the slimes issue was not observed. Master Composite mass pulls were significantly higher in the 2017 program (approximately 18-25% at P80's in the 94-107 μm range) than in the 2010 testwork (approximately 5-10% at P80's in the 81-121 μm range). The Vein Composites (2010) yielded approximately 11% or less mass pull in all cases. The addition of carboxymethyl cellulose (CMC) reduced mass pull to a more reasonable 7.5-9.5%. Reagent schemes in the two programs were otherwise the same.

A primary grind P80 of approximately 100-110 μm was selected as optimal for flotation in the 2010 program. Overall (gravity + flotation) gold recoveries of approximately 93% or higher were typically achieved with the 2010 Master Composite when ground to that size range. Vein Composite gold recoveries were similar. In the 2017 program, however, the new Master Composite yielded overall gravity plus flotation gold recoveries of only approximately 80-85%, at the same grind same size range. Grinding to P80 = 58 μm or finer was required to achieve overall gold recoveries of >90%.

Cleaner flotation tests in the 2017 program yielded excellent final concentrate gold grades (approximately 120 g/t) and mass rejection. Final mass recovery, in three cleaning stages, was in the 2.1-2.4% range. In tests without rougher concentrate regrinding prior to cleaning, gold recoveries to the third cleaner concentrate were approximately 78% (overall gravity + cleaner flotation), and these improved to approximately 83% with regrinding. In similar tests completed in 2010, gravity + cleaner flotation gold recoveries, at similar mass pulls were in the 88-91% range, albeit from much higher grade feed material.

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Given the comparatively disappointing flotation performance observed in the 2017 program versus the 2010 work, and considering the relatively high value of the ore, attention was refocused on whole ore cyanide leaching of Master Composite gravity separation tailing.

In tests completed at primary grind P80 sizes ranging from of 95 to 49 μm, applying conditions as in the 2010 testwork, gold extractions of 92-95% (gravity + cyanidation) were achieved in 48 hours. There appeared to be no clear correlation between P80 and gold extraction. All subsequent testwork was conducted at the approximately 48 μm P80 grind size.

Additional tests evaluating preparation, lead nitrate addition, higher cyanide dosage (0.75 g/L versus 0.5 g/L NaCN), and high free lime (2 g/L CaO) concentration were completed. Increasing cyanide concentration had a positive effect on final gold extraction. Preparation with lead nitrate had a positive effect on leach kinetics, with leaching being essentially complete sometime between 8 and 24 hours. In tests without preparation and lead nitrate, leaching appeared to continue beyond 24 hours. Increasing cyanide concentration, from 0.5 to 0.75 g/L NaCN, following preparation with lead nitrate, resulted in the maximum gold extraction (96-97%) being achieved, in only 8 hours of leaching. Tests completed with preparation and lead nitrate resulted in significant reductions in cyanide consumption, from approximately 1.3 - 0.2 kg/t (NaCN per tonne of leach feed basis). A similar effect was noted in the 2010 testwork, with even lower consumptions being noted (0.10 - 0.14 kg/t).

Leach kinetics were dramatically reduced in the high CaO tests using the baseline 0.5 g/L NaCN concentration (i.e. 87% leach extraction after 24 hours). Increasing the cyanide concentration to 0.75 g/L NaCN, following preparation with lead nitrate, in a test with high CaO, resulted in leach kinetics and a final gold extraction similar to the tests with high cyanide and preparation with lead nitrate. The high CaO protocol appeared to offer no benefit. This procedure was tested because the Clearwater material is known to contain tellurium mineralisation and high solution CaO has been shown to enhance gold leaching from telluride minerals in some cases. The evidence suggests that the gold in the Clearwater ore is probably not materially associated with tellurium minerals. It should be noted that tellurium assayed at 8 g/t in the 2017 Master Composite and, owing to limitations in the analytical method or matrix interference from the material, at <50 g/t in the 2010 samples.

Overall gold recovery by gravity separation + gravity tailing cyanidation yielded results in the 2017 program that compared very well to parallel testwork completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017 overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailing grade of approximately 0.20 g/t Au.

Despite the head analyses that indicated <0.05% graphitic carbon (C(g)) in the samples, it was noted that gold extraction appeared to decrease somewhat as leach retention times were extended. Literature on the subject describes other potential preg-robbing constituents, including certain clay species and sulphide surfaces. The observed effect was not detected in all tests and so cannot be absolutely verified. It is recommended that the preg-robbing potential of the Clearwater material be evaluated.

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10.4 Conclusions

Work performed in the SGS 2017 study was performed essentially on a single master sample.  The sample included appropriate vein and mining dilution from the hanging wall and footwall.  This sample was well documented and traceable.

The 2017 metallurgical testing indicated that gravity concentration with cyanide leaching outperformed production of a gold bearing flotation concentrate.  The reported gold recoveries of 95 percent are supported by testing performed.  The process was very simple with a primary grind size and reagent consumption levels that are typical for this style of deposit.

The limited metallurgical testwork conducted to date suggests that a high proportion of the gold can be recovered by conventional means and the Eau Claire material is relatively free-milling.  Additional metallurgical testwork is recommended particularly to optimize leach parameters and investigate variability of the mineralization with respect to comminution requirements.

11 Mineral Resource Estimate

Maxime Dupéré, Geologist at SGS Geological Services completed an updated MRE at Fury's Eau Claire Project as part of the June 25, 2024 Technical Report (Dupéré, et al., 2024). The below is a direct excerpt from the current NI43-101 Technical Report.

A Mineral Resource Estimate was first disclosed in a 2015 Technical Report (SRK, 2015) and updated in 2017 (Armitage and Hafez, 2017). The 2017 updated Mineral Resource Estimate was subsequently updated for use in a 2018 preliminary economic assessment (2018 PEA) study (Puritch et. al. 2018). No updated economic study was conducted on the 2023 Mineral Resource Estimate and the 2018 PEA is no longer current and should not be relied upon. The 2024 Mineral Resource Estimate included the addition of Fury's 2020 through 2023 drilling to update the resource wireframes and block model.

Ms. Doyon has been involved in the exploration programs at Eau Claire since 2020 and has reviewed and audited the resource models and resulting Mineral Resource Estimate included within the June 25, 2024 NI43-101 compliant technical Report and has concluded they meet the requirements set out in SK-1300 and as such takes responsibility for the resource statement.

11.1 Summary

Completion of the MREs involved the assessment of a validated drill hole and channel sample database, which included all data for surface drilling and surface and channel sampling completed through the end of 2023. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

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The Inverse Distance Cubed ("ID3") and Inverse Distance Squared ("ID2") calculation methods restricted to the mineral resource domains were used to interpolate grades for Au (g/t) into block models for all deposit areas. Measured, Indicated, and Inferred mineral resources are reported in the summary tables in Section 11.11. The MREs presented below takes into consideration that the deposits may be mined by either open pit or underground mining methods.

11.2 Drill Hole Database

To complete the current MREs for the Project, a database comprising a series of comma delimited spreadsheets containing surface diamond drill hole information was provided by Fury. The database included hole location information, down-hole survey data, assay data, lithology data and density data. After review of the database, the validated data was then imported into GEOVIA GEMS version 6.8.3 software ("GEMS") for statistical analysis, block modeling and resource estimation. No errors were identified when importing the data. The data was validated in GEMS and no erroneous data, data overlaps or duplication of data was identified.

The database provided by Fury and used for the MREs included data for 1,202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m (Table 8). The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m. The average assay sample length from drilling is 0.98 m, and from channel sampling is 0.58 m.

Table 8: Total Drill Hole and Channel Sample Database for the Eau Claire Project

Eau Claire Project Drill Hole Database
Coordinate System	NAD83 UTM Zone 18
Total Number of drill holes (diamond)	1,202
Total metres of drilling	406,431 m
Total number of drill assay samples	273,402
Total drill assay sample length	267,721 m
Average drill assay sample length	0.98 m
Total Number of channels (Eau Claire)	426
Total metres of channels	1,345 m
Total number of channel assay samples	2,254
Total channel assay sample length	1,316 m
Average channel sample length	0.58 m
Total number of SG Samples	649

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11.3 Mineral Resource Modelling and Wireframes

For the current MRE for the Eau Claire deposit, Fury provided the author with a total of 22 three-dimensional ("3D") geological models for the Eau Claire deposit area, 280 3D resource models (mineral resource domains), representing the 450, 850 and Hinge Zones (Table 10) (Figures 9 and 10) and a digital elevation surface model (LiDAR) for the Eau Claire area. The geological models were constructed in Leapfrog 3D Geological Modelling Software ("Leapfrog") and the resource domains were modeled in either GEMS or Leapfrog. All 3D geological and resource models were clipped to topography.

The Eau Claire mineral resource domains were modeled considering geology and structure and considering an approximate 1.0 g/t cut-off grade based on assay samples and a minimum mining width of ~ 2.0 metres. For those intersections that did not meet the minimum mining width requirement, the solid outline was drawn to take in waste (internal dilution) from either side of intersections. The models were extended 12.5 to 25 metres beyond the last known intersection along strike and 25 - 50 metres down dip.

The 280 vein structures defining the Eau Claire deposit extend for approximately 1,900 metres along strike and to depths of up to 900 metres in the eastern end of the deposit area.

The Eau Claire deposit is subdivided into three zones: the 450, 850 and Hinge zones. In the 450 zone, modelling defined three general orientations of primary quartz-tourmaline vein sets. A well-defined east-west trending and moderately south dipping high grade vein system (450HGV) and steeper dipping high grade veins (450HGVST), a series northwest-southeast trending, moderately southwest-dipping veins (450NW, 450HGS), and a series of west-northwest-trending, moderately south-southwest dipping veins (450WNW).

Vein modelling in the 850 and Hinge zones defined three primary vein systems: a distinct steep northeast-southwest primary vein set (850HG) that crosscuts older shallow-to-moderately dipping northwest-southeast trending vein sets (850SHLOW and 850HINGE).

In addition to the primary vein systems discussed above, a secondary set of mineral resource domains referred to as 450EXTRA and 850EXTRA (previously referred to as "vein swarm domains") are defined as zones of intermittent veining and alteration, where drilling density is insufficient to model individual veins with confidence. Like the primary veins, the secondary veins were modelled using an approximate 1.0 g/t cut-off grade based on assay samples and a minimum mining width of ~ 2.0 metres. As well, intersections that did not meet the minimum mining width requirement, the solid outline was drawn to take in waste from either side of intersections.

The vein structures of the Eau Claire deposit are mainly hosted within the iron (Fe) and magnesium (Mg) rich basalts.

For the current MRE for the Percival deposit, Fury provided the author with a total of 5 3D geological models, 29 3D resource models (mineral resource domains), representing the higher grade (PERCIVHG) and lower grade halo (PERCIVLG) mineralization (Figure 10), a 3D model of the overburden, and a digital elevation surface model (LiDAR). The geological models and 3D resource models were constructed in Leapfrog. All 3D geological and resource models were clipped to topography.

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The 29 vein structures defining the Percival deposit extend for approximately 600 metres along strike (~175⁰) and to depths of up to 500 metres, dipping ~85⁰ south.

Figure 9: Oblique view looking NW depicting all drilling and channel sampling utilized in the 2024 Mineral Resource Estimation.

Figure 10: Oblique view looking NE depicting all drilling and wireframes utilized in the 2024 Mineral Resource Estimation.

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Table 9: Eau Claire Deposit Zone and Domain Summary

Deposit	Area	ROCK CODE (GEMS)	# of Domains	BLOCK ROCK CODE (GEMS)	SG
Eau Claire	450 Zone	450HGVST	18	80	2.92
	450 Zone	450EXTRA	1 (series of small domains)	90	2.92
	450 Zone	450HGV	142	100	2.92
	450 Zone	450HGS	4	110	2.92
	450 Zone	450WNW	3	120	2.92
	450 Zone	450NW	6	130	2.92
	850 Zone	850HG	46	140	2.92
	Hinge Zone	850HINGE	37	160	2.92
	Hinge Zone	850SHLOW	23	150	2.92
Total			262
Eau Claire Waste Models	Eau Claire	Various	22	200 - 240	2.75 - 3.00
Percival	Percival	PERCIVHG	18	300	2.95
		PERCIVLG	11	310	2.95
Percival Waste Models	Percival	Various (incl. OB)	5	400 - 430 (1 - OB)	2.80 - 2.95 (1.80 OB)

11.4 Composites

The database provided by Fury and used for the Eau Claire and Percival MREs included assay data for 1,202 surface drill holes totalling 406,431 m and 426 short channels totalling 426 m (Eau Claire) (Table 10). The assay database totals 273,402 drill samples and 2,254 channel samples. The assay database was sub-divided into assay samples restricted to within the mineral resource domains.

A statistical analysis of the assay data from within the Eau Claire and Percival resource domains is presented in Table 11.

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Table 10: Statistical Analysis of the Drill and Channel Assay Data from Within the Eau Claire and Percival Deposit Mineral Domains

Variable	Deposit
	Eau Claire	Percival
Total # of Assays	12,261	1,097
Sample Length Range	0.10 - 2.00	0.35 - 1.60
Average Sample Length	0.63	1.23
Minimum Grade	0.00	0.00
Maximum Grade	2,540	2.79
Mean	5.01	1.45
Standard Deviation	27.9	8.67
Coefficient of variation	5.56	5.99
97.5 Percentile	38.0	7.22

Table 11: Statistical Analysis of the 1.00 m Composite Data from Within the Deposit Mineral Domains

Variable	Eau Claire Deposit
	450HGVST	450HGV	450EXTRA	450HGS	450WNW	450NW	850HG	850HINGE	850SHLOW
Total # of Composites	202	4,286	311	567	642	96	1,073	338	508
Minimum Grade	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Maximum Grade	63.4	252	202	70.7	1263	31.9	372	36.5	67.8
Mean	6.82	4.84	4.41	5.04	5.14	1.30	5.32	2.33	1.94
Standard Deviation	11.2	13.2	12.5	7.92	50.2	6.19	21.8	3.60	4.23
Coefficient of variation	1.64	2.73	2.83	1.57	9.77	1.72	4.10	1.54	2.18
97.5 Percentile	43.2	33.4	20.0	27.0	22.0	30.5	28.6	12.6	9.78

Variable	Percival Deposit
	PERCIVHG	PERCIVLG
Total # of Composites	567	777
Minimum Grade	0.00	0.00
Maximum Grade	279	3.86
Mean	3.02	0.39
Standard Deviation	13.3	0.36
Coefficient of variation	4.40	0.92
97.5 Percentile	11.5	1.36

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11.5 Grade Capping

A statistical analysis of the composite database within the resource models (the "resource" population) was conducted to investigate the presence of high-grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data, histogram plots, and cumulative probability plots of the 1.5 m composite data.

After review, it is the opinion that capping of high-grade composites to limit their influence during the grade estimation is necessary for Au. The capping analysis was done based on vein orientation. A summary of grade capping values within the mineralized domains. The capping applied to the deposit composites has had the desired effect of limiting the influence of high-grade outliers on the global MREs. The capped composites are used for grade interpolation into the deposit block models.

There is a high proportion of composites capped in the 450HGV domains. Most of the capped composites are channel samples. The strict capping of the channel samples was done to limit their influence on the Eau Claire MRE.

11.6 Specific Gravity

The author was provided with a limited database of 649 SG measurements previously collected and used for previous and current mineral resources for the Eau Claire deposit. The 646 SG measurements, collected from 450 vein structures and waste, ranged from a value of 2.56 to 3.24 and averaged 2.92. After a review of the database, it was decided that 3 anomalously low samples (< 2.50) be removed from the database, bringing the total to 646 samples. The average grade of the 646 samples averaged 5.76 g/t Au and there appears to be little correlation of density value and gold grade.

The data was subdivided into samples from within the revised 450 vein domains and samples from outside the 450 vein domains. Of the 646 samples, 364 samples are from with the 450 vein domains. The average SG of these samples is 2.92 with a range of 2.56 to 3.21; the average grade of these samples is 9.1 g/t Au. A total of 282 samples are from outside the vein domains and average 2.93 with a range of 2.63 to 3.24.

Due to the lack of data, it was decided that a fixed SG value be used for the resource models and for waste. The average SG values used by mineralization and waste domain for the current MRE for the Eau Claire deposit are presented in Table 14-2 above. A value of 2.92 was assigned to the 450 vein domains as well to the 850 and Hinge Zone vein domains as veins in the three areas are mineralogically similar. Waste domain SG values range from 2.75 to 3.00 for the intrusive, metasedimentary and metavolcanic host rocks.

It is strongly recommended that Fury collect additional data from past drilling from the 450 as well as 850 and Hinge zones and implement a sampling protocol for SG data collection for future drilling.

For the Percival Zone, data is limited to 11 SG samples from the mineralized zone, which range from a value of 2.67 to 3.87 (massive sulphide sample). The 11 samples averaged an SG of 2.96 and 11.5 g/t Au.

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For the Percival deposit, a value of 2.95 was assigned to the mineralized domains. Waste domain SG values range from 2.80 to 2.95 for the metasedimentary and metavolcanic host rocks. As for the Eau Claire deposit, it is strongly recommended that Fury collect additional data from past drilling from the Percival deposit and implement a sampling protocol for SG data collection for future drilling.

11.7 Block Model Parameters

The deposit mineral resource domains are used to constrain composite values chosen for interpolation, and the mineral blocks reported in the estimates of the mineral resources. Block models within UTM coordinate space, were created for each deposit area (Table 12). Block model dimensions, in the x (east m), y (north m) and z (level m) directions were placed over the domains with only that portion of each block inside the shell recorded (as a percentage of the block) as part of the MREs (% Block Model). The block size for each block model was selected based on drillhole spacing, composite length, the shape and orientation of the resource domains, and the selected mining methods (open pit vs underground). At the scale of the deposit models, the selected block size for each model provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The models were intersected with surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

Table 12: Deposit Block Model Geometry

Block Model	Eau Claire
	X (East)	Y (North)	Z (Level)
Corner Origin (NAD 83)	443400	5784550	340 m
Extent (block count)	400	240	195
Block Size	5 m	5 m	5 m
Rotation (counterclockwise)	0°

Block Model	Percival
	X (East)	Y (North)	Z (Level)
Corner Origin (NAD 83)	457200	5781570	370 m
Extent (block count)	260	180	200
Block Size	3 m	3 m	3 m
Rotation (counterclockwise)	0°

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11.8 Grade Interpolation

Gold grades were estimated into the blocks for the deposit block models. Blocks within each mineralized domain were interpolated using composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains for the Eau Claire deposit and ID2 for the Percival deposit.

For all domains, the search ellipse used to interpolate grade into the resource blocks was interpreted based on orientation and size of the mineralized domain. The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the domain and the observed trend of the mineralization down dip/down plunge.

Three to four passes were used to interpolate grade into all the blocks in the grade shells; interpolation parameters varied by deposit area. All blocks were classified as Measured for Pass 1, Indicated for Pass 2 and Inferred for Pass 3 and 4.

Grade Interpolation Parameters by Domain

Eau Claire Deposit

Parameter	Domains: 450HGVST				Domains: 450HGV, EXTRA
	Pass 1	Pass 2	Pass 3	Pass 4	Pass 1	Pass 2	Pass 3	Pass 4
	Measured	Indicated	Inferred	Inferred	Measured	Indicated	Inferred	Inferred
Principle Azimuth	190°				180°
Principle Dip	-57°				-40°
Intermediate Azimuth	280°				270°
Anisotropy X	25	45	90	90	25	45	80	100
Anisotropy Y	25	45	90	90	25	45	80	100
Anisotropy Z	5	10	15	15	5	10	15	20
Min. Samples	5	3	3	2	5	3	3	2
Max. Samples	8	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	1	2	2	2	1

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Parameter	Domains: 450HGS				Domains: 450WNW
	Pass 1	Pass 2	Pass 3	Pass 4	Pass 1	Pass 2	Pass 3
	Measured	Indicated	Inferred	Inferred	Measured	Indicated	Inferred
Principle Azimuth	235°				195°
Principle Dip	-45°				-45°
Intermediate Azimuth	325°				285°
Anisotropy X	25	50	80	100	25	45	80
Anisotropy Y	25	50	80	100	25	45	80
Anisotropy Z	10	10	15	15	10	10	15
Min. Samples	5	3	3	2	5	3	3
Max. Samples	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	1	2	2	2

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Parameter	Domains: 450NW			Domains: 850HG
	Pass 1	Pass 2	Pass 3	Pass 1	Pass 2	Pass 3	Pass 4
	Measured	Indicated	Inferred	Measured	Indicated	Inferred	Inferred
Principle Azimuth	235°			155°
Principle Dip	-45°			-85°
Intermediate Azimuth	325°			245°
Anisotropy X	25	45	80	25	45	80	100
Anisotropy Y	25	45	80	25	45	80	100
Anisotropy Z	10	10	15	5	10	15	30
Min. Samples	5	3	3	5	3	3	2
Max. Samples	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	2	2	2	1

Parameter	Domains: 850SHLOW				Domains: 850HINGE
	Pass 1	Pass 2	Pass 3	Pass 3	Pass 1	Pass 2	Pass 3	Pass 3
	Measured	Indicated	Inferred	Inferred	Measured	Indicated	Inferred	Inferred
Principle Azimuth	255°				210°
Principle Dip	-32°				-35°
Intermediate Azimuth	165°				120°
Anisotropy X	25	45	80	80	25	45	80	80
Anisotropy Y	25	45	80	80	25	45	80	80
Anisotropy Z	5	10	15	15	5	10	15	15
Min. Samples	5	3	3	2	5	3	3	2
Max. Samples	8	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	1	2	2	2	1

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Percival Deposit

Parameter	Domains: PERCIVHG				Domains: PERCIVLG
	Pass 1	Pass 2	Pass 3	Pass 4	Pass 1	Pass 2	Pass 3	Pass 4
	Measured	Indicated	Inferred	Inferred	Measured	Indicated	Inferred	Inferred
Principle Azimuth	175°				175°
Principle Dip	-77°				-77°
Intermediate Azimuth	85°				85°
Anisotropy X	25	50	80	100	25	50	80	100
Anisotropy Y	25	50	80	100	25	50	80	100
Anisotropy Z	5	10	20	20	5	10	20	20
Min. Samples	5	3	3	2	5	3	3	2
Max. Samples	8	8	8	8	8	8	8	8
Min. Drill Holes	2	2	2	1	2	2	2	1

11.9 Mineral Resource Classification Parameters

The classification of the current MREs into Measured, Indicated and Inferred resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods more than 50 years. For many gold or base metal deposits, application of the concept would normally be perhaps 10 to 15 years.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

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An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings, and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource Estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

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Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

11.10 Reasonable Prospects of Eventual Economic Extraction

The general requirement that all Mineral Resources have "reasonable prospects for eventual economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade considering extraction scenarios and processing recoveries. To meet this requirement, based on the location, depth from surface and depth extent, size, shape, general true thickness, and orientation of the deposits of the Project, the Author considers that the Eau Claire and Percival deposit mineralization is amenable for open pit and underground extraction.

To determine the quantities of material offering reasonable prospects for eventual economic extraction by open pit mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated, and Inferred blocks) that could be "reasonably expected" to be mined from open pit are used. The open pit optimization parameters used are summarized in Table 13. A Whittle (GEOVIA Whittle™ 2022) pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for reporting the Eau Claire in-pit MRE; a Whittle pit shell at a revenue factor of 1.0 was selected as the ultimate pit shell for reporting the Percival in-pit MRE.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the reasonable prospects for eventual economic extraction by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A selected base case cut-off grade of 0.5 g/t Au is used to determine the in-pit MREs for the Eau Claire property.

The reporting of the in-pit MREs are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. The in-pit mineral resource grade blocks were quantified above the base case cut-off grade, below topography/overburden and within the 3D constraining mineralized wireframes (the constraining volumes).

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To determine the quantities of material offering reasonable prospects for economic extraction by underground mining methods, reasonable mining assumptions to evaluate the proportions of the Eau Claire and Percival block models (Measured, Indicated and Inferred blocks) that could be reasonably expected to be mined from underground are used. Based on the location, size, shape, general thickness, and orientation of the of both the Eau Claire and Percival deposits, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining. The underground parameters used, based on these potential mining methods, are summarized in Table 14-8. Underground Mineral Resources are reported at a base case cut-off grade of 2.50 g/t Au. A base case cut-off grade of 2.50 g/t is applied to identify blocks that will have reasonable prospects of eventual economic extraction by underground mining methods.

The reporting of the underground resources is presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography/pit surface and within the 3D constraining mineralized wireframes (the constraining volumes).

Table 13: Parameters used for Whittle™ pit optimization and Calculation of In-pit and Underground Base-case Cut-off Grades

Parameter	USD	Unit
Gold Price	1,900.00	$ per ounce
In-Pit Mining Cost	2.80	$ per tonne mined
Underground Mining Cost	65.00	$ per tonne mined
Processing Cost	12.50	$ per tonne milled
General and Administrative (open pit and underground)	4.00	$ tonne of feed
Transport cost	2.50	$ per tonne milled
Overall Pit Slope	55.00	Degrees
Gold Recovery	95.00	Percent (%)
Mining loss / Dilution (open pit)	5/5	Percent (%) / Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
In-pit cut-off grade	0.50	g/t Au
Underground cut-off grade	2.50	g/t Au

11.11 Mineral Resource Statement

The MREs for the Project are presented in Table 14 to Table 16 and includes MREs for the Eau Claire and Percival deposits (Figures 11 - 14).

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The Eau Claire project contains a combined Mineral Resource of 1,160,000 oz of Au at a grade of 5.65 g/t in the Measured and Indicated category, and an additional 723,000 oz of Au at a grade of 4.13 g/t Au in the Inferred Category (Table 14).

Table 14: Combined Mineral Resource Estimate for the Eau Claire Project

Category	Tonnes	Au g/t	Contained Au (oz)
Measured	1,612,000	5.67	294,000
Indicated	4,781,000	5.64	866,000
Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Highlights of the Eau Claire Mineral Resource Estimate are as follows (Table 14):

  The Eau Claire deposit contains mineral resources of 1,160,000 oz of gold (6.39 million tonnes at an average grade of 5.65 g/t Au) in the Measured and Indicated category, and 512,000 ounces of gold (2.64 million tonnes at an average grade 6.04 g/t Au) in the Inferred category.
  The open pit mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 367,000 ounces of gold (2.45 million tonnes at an average grade of 4.66 g/t Au) in the Measured and Indicated category, and 10,000 ounces of gold (69 thousand tonnes at an average grade of 4.39 g/t Au) in the Inferred category.
  The underground mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 793,000 ounces of gold (3.95 million tonnes at an average grade of 6.25 g/t Au) in the Measured and Indicated category, and 502,000 ounces of gold (2.57 million tonnes at an average grade of 6.08 g/t Au) in the Inferred category.

Table 15: Eau Claire Deposit Mineral Resource Estimate

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t Au)	Measured	1,157,000	5.19	193,000
	Indicated	1,291,000	4.19	174,000
	Measured & Indicated	2,448,000	4.66	367,000
	Inferred	69,000	4.39	10,000
Underground (base case cut-off grade of 2.5 g/t Au)	Measured	455,000	6.90	101,000
	Indicated	3,490,000	6.17	692,000
	Measured & Indicated	3,945,000	6.25	793,000
	Inferred	2,566,000	6.08	502,000
Combined open pit and Underground	Measured	1,612,000	5.67	294,000
	Indicated	4,781,000	5.64	866,000
	Measured & Indicated	6,393,000	5.65	1,160,000
	Inferred	2,635,000	6.04	512,000

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Highlights of the Percival Mineral Resource Estimate are as follows (Table 15):

  The Percival deposit contains an inferred mineral resource of 211,000 oz of gold (2.81 million tonnes at an average grade of 2.34 g/t Au)
  The open pit inferred mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 131,000 ounces of gold (2.25 million tonnes at an average grade of 1.81 g/t Au).
  The underground inferred mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 80,000 ounces of gold (557,000 tonnes at an average grade of 4.47 g/t Au).

Table 16: Percival Deposit Mineral Resource Estimate

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t)	Inferred	2,253,000	1.81	131,000
Underground (base case cut-off grade of 2.5 g/t Au)	Inferred	557,000	4.47	80,000
Combined open pit and Underground	Inferred	2,810,000	2.34	211,000

Notes:

(1) The Mineral Resource Estimates were initially reported by Dupere, Eggers and Dean (2024) with an effective date of May 10, 2024.

(2) The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Ms. Valerie Doyon P. Geo, Senior Project Geologist of the Company.

(3) The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred has been completed in accordance with the definitions for mineral resources in S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

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(7) The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

(8) The MRE for the Eau Claire deposit is based on 280 three-dimensional ("3D") resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

(9) Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains of the Eau Claire deposit and ID2 for Percival deposit. An average density value was assigned to each domain.

(10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

(11) The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(12) The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

(13) Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(14) The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(15) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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Figure 11: Plan View: Eau Claire Mineral Resource Blocks by Grade and Revenue Factor 0.52 Pit Surface (dark grey) (NAD83 UTM Zone 18)

Figure 12: Isometric View Looking North: Eau Claire Mineral Resource Blocks by Grade and Revenue Factor 0.52 Pit Surface (dark grey) (NAD83 UTM Zone 18)

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Figure 13: Plan View: Percival Inferred Mineral Resource Blocks by Grade and Revenue Factor 1.0 Pit Surface (dark grey) (NAD83 UTM Zone 18)

Figure 14: Plan View: Percival Inferred Mineral Resource Blocks by Grade and Revenue Factor 1.0 Pit Surface (dark grey) (NAD83 UTM Zone 18)

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11.12 Model Validation and Sensitivity Analysis

Visual checks of block grades against the composite data and assay data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average capped composite grades and average assay grades by domain with the average grades of all the blocks in the block model at a 0.00 g/t Au cut-off grade was completed and is presented in Table 17.

For comparison purposes, additional grade models for the Eau Claire and Percival deposits were generated using a varied inverse distance weighting (ID2) and nearest neighbour (NN) interpolation methods. The results of these models are compared to the chosen models (ID3) at various cut-off grades in a grade/tonnage graph shown in Figure 15 and Figure 16. In general, for the Eau Claire deposit the ID2 and ID3 models show similar results, and both are more conservative and smoother than the NN model. For models well-constrained by wireframes and well-sampled (close spacing of data), ID3 should yield very similar results to other interpolation methods such as ID2 or Ordinary Kriging.

For the Percival deposit, the ID2, ID3 and NN models show similar results, likely due the limited drilling and available data.

Table 17 Comparison of Average Assay and Composite Grades with Global Block Model Grades

Deposit	Variable	Au g/t
Eau Claire Deposit	Assays	5.01
	Composites Capped	4.08
	Blocks	3.30

Percival Deposit	Assays	1.45
	Composites Capped	1.23
	Blocks	0.98

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Figure 15 Comparison of ID3 (MRE), ID2 & NN Models for the Eau Claire Deposit

Figure 16: Comparison of ID3 (MRE), ID2 & NN Models for the Percival Deposit

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11.12.1 Sensitivity to Cut-off Grade

The Eau Claire and Percival deposit MREs have been estimated at a range of cut-off grades to demonstrate the sensitivity of the resources to cut-off grades. For the Eau Claire deposit the current in-pit MREs are reported at a base-case cut-off grade of 0.50 g/t Au (highlighted) within conceptual pit shells, and the current underground MREs are reported at a base-case cut-off grade of 2.50 g/t Au (Table 18). For the Percival deposit the current in-pit MREs are reported at a base-case cut-off grade of 0.50 g/t Au (highlighted) within conceptual pit shells, and the current underground MREs are reported at a base-case cut-off grade of 2.50 g/t Au (Table 19).

Values in these tables reported above and below the base-case cut-off grades for in-pit MREs and for underground MREs should not be misconstrued with a Mineral Resource statement. The values are only presented to show the sensitivity of the block model estimates to the selection of the base case cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

Table 18: Eau Claire In-Pit and Underground Mineral Resource Estimate, at Various Au Cut-off Grades

In Pit
	Measured			Indicated			Inferred
Cut-off (Au g/t	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)
0.30	1,204,000	5.00	194,000	1,358,000	4.00	175,000	70,000	4.32	10,000
0.40	1,183,000	5.08	193,000	1,329,000	4.08	174,000	70,000	4.32	10,000
0.50	1,157,000	5.19	193,000	1,291,000	4.19	174,000	69,000	4.39	10,000
0.60	1,125,000	5.32	192,000	1,258,000	4.28	173,000	69,000	4.40	10,000
0.70	1,096,000	5.44	192,000	1,212,000	4.42	172,000	68,000	4.42	10,000
1.00	995,000	5.91	189,000	1,084,000	4.84	169,000	66,000	4.52	10,000

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Underground
	Measured			Indicated			Inferred
Cut-off (Au g/t	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t)	Contained Au (oz)
1.50	638,000	5.51	113,000	5,423,000	4.66	813,000	4,073,000	4.55	596,000
2.00	538,000	6.24	108,000	4,288,000	5.43	749,000	3,194,000	5.33	547,000
2.50	455,000	6.90	101,000	3,490,000	6.17	692,000	2,566,000	6.08	502,000
3.00	397,000	7.52	96,000	2,861,000	6.92	637,000	2,068,000	6.89	458,000
4.00	293,000	9.02	85,000	2,001,000	8.41	541,000	1,372,000	8.64	381,000
5.00	232,000	10.19	76,000	1,492,000	9.76	468,000	1,036,000	10.00	333,000

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Table 19: Percival In-Pit and Underground Mineral Resource Estimate, at Various Au Cut-off Grades

In Pit
	Inferred
Cut-off (Au g/t	Tonnes	Au (g/t)	Contained Au (oz)
0.30	3,375,000	1.34	146,000
0.40	2,752,000	1.57	139,000
0.50	2,253,000	1.81	131,000
0.60	2,008,000	1.97	127,000
0.70	1,798,000	2.12	123,000
1.00	1,351,000	2.55	111,000

Underground
	Inferred
Cut-off (Au g/t	Tonnes	Au (g/t)	Contained Au (oz)
1.50	1,273,000	3.05	125,000
2.00	859,000	3.69	102,000
2.50	557,000	4.47	80,000
3.00	381,000	5.31	65,000
4.00	145,000	8.58	40,000
5.00	97,000	10.58	33,000

12 Mineral Reserve Estimates

Due to the early stage of the Project there are no mineral reserve estimates.

13 Mining Methods

Due to the early stage of the Project no studies regarding mining methodology have been completed.

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14 Processing and Recovery Methods

Due to the early stage of the Project no studies regarding recovery methods have been completed.

15 Infrastructure

Due to the early stage of the Project no studies regarding the required infrastructure for future development have been completed.

16 Market Studies

Due to the early stage of the Project no Market studies have been completed.

17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

Due to the early stage of the Project this section is not applicable.

18 Capital and Operating Costs

Due to the early stage of the Project this section is not applicable.

19 Economic Analysis

Due to the early stage of the Project this section is not applicable.

20 Adjacent Properties

None of the adjacent claims are known to host mineralized zones comparable to the Eau Claire deposit. No reliance was placed on any information from adjacent properties in the estimation and preparation of the resources reported in this technical report. Adjacent properties are therefore not deemed material to this report.

21 Other Relevant Data and Information

Ms Doyon is not aware of any additional data or information available for disclosure.

22 Interpretation and Conclusions

The Project is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival Prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Since acquiring the Project, Fury has initiated systematic exploration programs consisting of geological mapping, biogeochemical sampling, reinterpretation of historical geophysical data, ground based geophysical studies and diamond drilling. Drilling has focussed on exploring for extensions to the known gold mineralization at the Eau Claire deposit, and the Snake Lake and Percival prospects. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

Drilling at the Eau Claire deposit has identified gold mineralization with suitable continuity, grade and size to be potentially economically extracted.

The 2028 Mineral Resource Estimate (2024 MRE) follows the 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Eau Claire and Percival deposits meet the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE.

The 2024 Eau Claire Mineral Resource Estimation is representative of the known mineralization. No additional drilling or work has been carried out within the defined resource area. From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,651.3 m on the Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14km east and 20km northeast of the Eau Claire Deposit respectively.

The Mineral Resources at the Eau Claire Deposit are estimated to be approximately 1.61 Mt of Measured Mineral Resources grading 5.67 g/t Au containing 294,000 ounces gold, Indicated Mineral Resources of 4.78 Mt grading 5.64 g/t Au containing 866,000 ounces gold and 5.44 Mt of inferred Mineral Resources at an average grade of 4.13 g/t Au containing 723,000 ounces gold.

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The preliminary metallurgical work completed to date indicates that gold can be recovered using conventional methods utilizing combined gravity followed by a cyanide leach.

The Author considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Property, it is the Author's opinion that the Property merits further exploration and that a proposed plan for further work by Fury is justified. The Author is recommending Fury conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves

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23 Recommendations

Fury's intentions are to continue exploration on the Property in 2025 and onwards. The proposed work program consists of a regional portion focused on refining known gold occurrences within the Percival - Serendipity trend, 14km to the east of Eau Claire, and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program focused on the Eau Claire deposit is planned to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east-west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The proposed work program is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 30,000 m of diamond drilling. Drilling would be allocated with 2,000 m to 7,500 m focused on testing biogeochemical anomalies within the Percival - Serendipity trend, approximately 20,000 m at the Eau Claire deposit for resource expansion, and 2,500 m to 8,000 m at Percival for resource expansion. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Economic Assessment.

The total cost of the planned work program by Fury is estimated at $14.2 M (Table 20).

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Table 20: Eau Claire Project Exploration Budget

Item	Details	Cost (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Update MRE and PEA		600,000
Sub-total		12,935,000
Contingency (10%)		1,293,500
Total		14,228,500

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24 References

Armitage, A.E., and Hafez, S.A., 2017, Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada dated October 25, 2017 for Eastmain Resources Inc., 156 p.

Dubé, B. and Gosselin, P. 2007. Greenstone-hosted quartz-carbonate vein deposits. In Goodfellow, W.D., ed. Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods. Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp.49-73.

Dupere, M., Eggers, B., Dean, S., 2024, Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada dated June 25, 2024 with an effective date of May 10, 2024 for Fury Gold Mines Ltd., 167p.

Frappier-Rivard, D., Dupéré, M., 2023, Technical Report on the Eau Claire Project, Quebec, Canada dated August 30, 2023 for Fury Gold Mines Ltd.

Puritch, E., Yassa, A., Bradfield, A. and Armitage, A., 2018, Technical Report, Updated Mineral Resource and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada dated July 3rd, 2018 for Eastmain Resources Inc., 298 p.

SGS Mineral Services, 2010. An Investigation of The Recovery of Gold and Tellurium from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 12228-001 - Final Report October 4, 2010, 102 p.

SGS Mineral Services, 2017. An Investigation into Gold Recovery from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 15524-001 - Final Report September 27, 2017, 133 p.

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SRK Consulting (Canada) Inc., 2017. Technical Report for the Eau Claire Gold Deposit, Clearwater Project, Quebec, Report Prepared for Eastmain Resources Inc. June 11, 2015, 143 p.

25 Reliance on Information Provided by the Registrant

Ms Doyon as a full time employee of the Registrant, Fury, does not claim reliance on any other party with respect to the information provided or the opinions expressed herein, having reviewed, and found satisfactory such corporate and other documentation as deemed necessary to assume responsibility for such information and opinions as are expressed herein.

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

26 DATE AND SIGNATURE PAGE

This report entitled "S-K 1300 Technical Report Summary on the Eau Claire Project, Quebec, Canada" with an effective date of December 31, 2023 was prepared and signed by:

Signed: /s/ Valerie Doyon

Valerie Doyon, P. Geo.
Senior Project Geologist, Fury Gold Mines Limited

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Technical Report Summary on the Eau Claire Project, Quebec, Canada

Appendix 1 - Eau Claire Claims List

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